2002 ANNUAL REPORT


ROCK OF AGES




03058837

building a
COMPANY











SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report, and other oral and written statements made by the Company from time to time, are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, including those that discuss strategies, goals, outlook or other nonhistorical matters, or projected or anticipated revenues, income, returns or other financial measures. These forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those contained in such statements. These risks and uncertainties include the ability of the Company to continue to identify suitable retail acquisition candidates, to consummate additional retail acquisitions on acceptable terms and to successfully integrate the operations of such acquired entities.

Other factors and assumptions that could generally cause the Company's actual results to differ materially from those included in the forward-looking statements made herein include the effects of general economic conditions in the United States or abroad, changes in competitive market conditions, changes in the Company's business strategy or an inability of the Company to implement its growth strategy due to unanticipated changes in general economic conditions, the Company's ability to negotiate collective bargaining agreements demand for the Company's products and the sufficiency of the Company's production capacity to meet future demand for its products. Other factors and assumptions not identified above were also involved in the derivation of the forward-looking statements contained in this Annual Report, and such other factors and the failure of such other assumptions to be realized, may also cause actual results to differ materially from those projected. See "Risk Factors that May Affect Future Results." The Company assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

2002 ANNUAL REPORT


ROCK
OF
AGES



*"A good traveler has no fixed plans
and is not intent upon arriving.*

*A good artist lets his intuition lead him
wherever it wants.*

*A good scientist has freed himself of
concepts and keeps his mind open to what is.*

What is a good man but a bad man's teacher?

What is a bad man but a good man's job?

*If you don't understand this, you will get lost,
however intelligent you are.*

It is the great secret."





DEAR BOBBY:

This may be the first time in history that an annual letter to shareholders has been addressed to a person who has not been, is not now, and may never be a shareholder. But the moment I left your office last June after our discussion about a potential purchase of Rock of Ages shares by your small cap fund, I knew I had to write the 2002 shareholders' letter to you. I sent you a copy of the annual report by Federal Express because I wanted you to receive it directly from me.

This may be the first time in history that an annual letter to shareholders has been addressed to a person who has not been, is not now, and may never be a shareholder.

More than 20 years ago a long-time friend said to me, "Kurt, you are the most brutally honest person I have ever known." If the word "brutally" were excluded, this statement clearly would be a wonderful compliment. That single word, however, gives me pause. Do I lack the patience, diplomacy or vocabulary to cause a friend to choose an adjective that suggests insensitivity? In the end, I decided that it was a compliment. By "brutally," I believe he meant that what I said really struck home. Well, brutally honest I may be, but only up to the limit imposed by Regulation FD of what CEOs can reveal in one-to-one meetings. The letter to shareholders is one place where I can say it all, since it is publicly available for everyone to see. And in this year's letter, saying it all is what I intend to do. I will answer your specific questions in the Philosophical Musings section, after I review the results for 2002 and the outlook for 2003.





Comments on 2002 Results

Revenue for 2002 was $92,514,000. Net income, after a one-time severance charge of $750,000, or $0.07 per share, but before the cumulative effect of changes in accounting principles for goodwill and quarry block inventory, was $3,795,000, or $0.48 per diluted share. After non-cash charges for changes in accounting principles for goodwill and quarry block inventory totaling $28,710,000, the net loss for 2002 was $24,915,000, or $3.17 per share.

For 2001, revenue was $94,305,000. Net income was $3,207,000, or $0.42 per diluted share, before a loss on the disposal of certain manufacturing and quarrying assets of $2,774,000, or $0.36 per share. After this loss, net income was $433,000, or $0.06 per diluted share.

Quarries

Our quarries had a record year in 2002. Operating income was almost $8 million, and would have been about $1 million higher had we not made a voluntary change in how we account for our year-end inventory of granite blocks. Prior to 2002 we used the first-in, first-out (FIFO) method of inventory accounting, and wrote the blocks quarried in prior years either up or down to the average annual cost for the year we were reporting. While perfectly proper and in accordance with generally accepted accounting principles (GAAP), this method of accounting did have the effect of creating a year-end non-cash inventory gain or loss on blocks quarried in prior years. Historically, these year-end gains or losses tended to even out over time. This is evident from the fact that the cumulative effect over the prior 20 years of the change in accounting principle for block inventory we adopted as of January 1, 2002 resulted in just a $281,000 (4 cents per share) after-tax charge booked in the year's first quarter.





Under the newly adopted specific average annual cost method, which is also in accordance with GAAP, all blocks are valued based on actual extraction costs in the year quarried, regardless of changes in costs in subsequent years. This new method eliminates the impact on current-year GAAP income of any non-cash gains or losses created solely by subsequent changes in extraction costs on inventory carried over from prior years. It's worth noting that under the old FIFO method, net income for 2002, after the severance charge and before the goodwill write-off, would have been $0.55 per diluted share versus the $0.48 we reported. Results for prior years were not materially affected by this change in accounting principle.

Last year's letter explained the goodwill write-off (see page 7 of our 2001 annual report), so I won't go over this ground again. Suffice it to say that we have taken the conservative approach a second time by adopting this new quarry block inventory accounting method.



Manufacturing

Our manufacturing operations also had a great year, with operating income increasing to $2.1 million. This is especially impressive since the profit contribution we normally earn from high-margin precision products manufacturing did not materialize in 2002 due to weak cyclical demand. This means that our monumental manufacturing operation did extremely well. You may recall that the highest reported earnings in our manufacturing group was $4.2 million in 1998. This was achieved solely as a result of inventory increases of $4 million primarily associated with the plants in Elberton, Georgia we purchased in 1997. In 1999, 2000 and 2001, manufacturing earnings dropped to $1 million or less.

Our strong 2002 manufacturing results are sustainable and will grow as we build out our retail network.

We believe that our strong 2002 manufacturing results are sustainable and will grow as we build out our retail network, which will increase manufacturing volume. As I explained in last year's letter to shareholders, our decision to reduce manufacturing capacity and focus on branded products has now proven to be the correct one.





Cemeteries

Our cemetery segment had a nice turnaround, moving from an operating loss of about $400,000 for 2001 to an operating profit of almost $700,000 for 2002. We were helped by the completion of a pre-sold mausoleum, which allowed us to recognize revenue and income generated in prior years. I should note that our cemeteries were profitable even without the mausoleum.



Retail



Sales in our retail group declined by almost $5 million in 2002 compared to 2001. Nevertheless, I was pleased that Terry Shipp, who was named head of our retail group only last summer, and his entire team were able to deliver a modest profit of $400,000 for the year. Revenue for 2001 benefitted from the large backlog we reported at December 31, 2000. But because we closed a number of underperforming stores and eliminated wholesale sales by our retail outlets during 2001, order receipts for that year declined to about $39.9 million and backlog at December 31, 2001 declined by about $2 million to $10.5 million. The good news is that order receipts in 2002 were $39 million despite having fewer stores in our network and no wholesale sales, and backlog at year-end 2002 increased 5% to $11.1 million. In other words, on a same-store basis, order receipts were higher in 2002 than in 2001.

Here's some information that convinces me of the validity of our retail strategy and clearly identifies our struggles in retail as a problem of execution not concept. Eight of our 16 retail profit centers operated profitably in 2002. These eight profit centers exceeded, on a collective basis, our target 15% store-level EBIT margin, representing a collective store-level profit of $3.8 million on sales of $23.4 million. The other eight profit centers which broke even (1% EBIT margins or less) or lost money in 2002 had a collective store-level loss of $1 million on sales of about $15 million. This reduced our overall store level EBIT to $2.8 million, or just over 7% of total retail revenue. For obvious reasons, Terry Shipp and his team are very aggressively attacking these eight units that have simply not properly executed the business model that has proven itself on 61% of our sales. I am confident that they will correct the problems, and that we will begin to see the benefits in 2003.



Sales, marketing, administrative, and other expenses at the retail "corporate" level amounted to $2.4 million for 2002, and we expect these expenses to remain roughly flat in 2003. So even assuming no increase in retail sales, if we only improve the underperforming units to break even, we obtain a $1 million improvement in reported retail operating income. If these units earn 7.5% store-level EBIT, which is just half of that earned by our other units, reported retail operating income increases by over $2 million. When these underperforming units reach our target 15% EBIT margin, we report over $3 million of retail operating income even with no increase in total retail sales over 2002. Obviously, as we expand our retail network, retail operating income has the potential to become even larger.

As CEO, I believe that my job is to build the company for the long-term by increasing revenue and earnings on a sustainable basis. If I do my job well, the stock price ultimately will take care of itself.





Cash Flow and Accounting

We generated $6.9 million in cash from operations during 2002, reduced debt by $1.5 million, and increased cash by $2.8 million in anticipation of a major stock buy-back of 500,500 shares that was completed on January 6, 2003. As of that date, total shares outstanding were 7,186,041, down 7.9% from year-end 2001. Book value on December 31, 2002, before this buy-back, was $8.15 per share. Assuming the buy-back had occurred as of December 31, 2002, book value on that date would have been $8.35 per share.

Rock of Ages' cash flow is stable and reliable, and more than adequate to support a dividend program. In addition to the share repurchases, to further enhance shareholder value, our Board believes that the time is right to pay a cash dividend. We will begin with a modest quarterly dividend of $0.01 per share, which we will reassess periodically to reflect the Company's performance. This initial dividend represents a total payout of just 4% of Rock of Ages' cash flow from operations in 2002, and about 8% of earnings per share before the changes in accounting principles.

Outlook for 2003

We have issued guidance for 2003 earnings in the range of $0.65 to $0.70 per diluted share. We do not issue quarterly guidance since weather factors beyond our control have a significant positive or negative effect on our operations, particularly in the first and fourth quarters.

We expect our quarries to show another improvement in 2003 because of continuing strong demand, our manufacturing operations to achieve about the same or slightly better earnings, the cemeteries to show reduced earnings as a result of the large mausoleum sale in 2002, and our retail group to improve operating earnings by at least $1 million. Our retail management team believes that a significantly greater improvement is achievable, but we elected to remain cautious and update guidance based on developments during 2003.

Excluding the write-off of goodwill and loss on sale of assets, if we achieve the low-end of our guidance for 2003, Rock of Ages' diluted earnings per share for the past five years will be:

1999	2000	2001	2002	2003
21¢	33¢	42¢	48¢	65¢

I believe that this is good progress for a company that is investing in people and assets to execute a new business model and become a fully integrated quarrier, manufacturer and retailer of granite memorials.



PHILOSOPHICAL MUSINGS



Building a Company, not a Stock Price

"A good traveler has no fixed plans and is not intent upon arriving.

A good artist lets his intuition lead him wherever it wants.

A good scientist has freed himself of concepts
and keeps his mind open to what is.

What is a good man but a bad man's teacher?

What is a bad man but a good man's job?

If you don't understand this,
you will get lost, however intelligent you are.

It is the great secret."[1]



Bobby, one of the questions you asked in June that really stuck with me was this: "In view of your ownership of supermajority Class B shares, why shouldn't I consider the annual Philosophical Musings section of your shareholder letter completely disingenuous?" No one could possibly say this is anything but a brutally honest question. You had many other equally blunt questions about ownership, returns, management, and related issues that I also will answer here.



The fundamental answer to all of your questions begins with my management philosophy. As CEO, I believe that my job is to build the company for the long-term by increasing revenue and earnings on a sustainable basis. If I do my job well, the stock price ultimately will take care of itself.



[1] *Unless otherwise indicated, all quotes in this section are from the Tao Te Ching by Lao Tzu written around 500BC as translated from Chincse by Stephen Mitchell.*

Perhaps the old-fashioned concept of long-term investing is an anachronism for young money managers like you. Everybody talks a good game about being a long-term investor, but many professionals today are quick to head for the exits at the first disappointment. Instant gratification appears to have become the dominant concern for an increasing number of investors. I understand that this behavior may be necessary to succeed in your business, but it is not something I consider in building Rock of Ages.

Anyone who thinks he is smarter than all of his employees and can do the job better himself cannot build a company and is doomed to failure.



If you set out to build a company for the long term, the people you really need to satisfy are customers, people who refer customers, employees, suppliers, and the communities where the company does business. Our success with these people is what will drive sustainable earnings growth, which in turn is the one and only sure way to deliver superior shareholder returns. I believe that too many CEOs and investors have forgotten this simple philosophy. We have seen many examples in recent years of the damage that can be done to companies, their employees, their customers, and the majority of their shareholders by CEOs who are more focused on driving up the stock price for their own short-term benefit than on the hard work of building the company for the long term.

The Class B Stock

"If you realize all things change, there is nothing you will try to hold on to.

If you aren't afraid of dying, there is nothing you can't achieve.

Trying to control the future is like trying to take the master carpenter's place.

When you handle the master carpenter's tools,

chances are that you will cut your hand."

A well-known shareholder advocate, Robert Augustus Gardner Monks, once said, "The corporation with a million shareholders has no owners. Shareholders should take responsibility


ROCK
OF
AGES



for the corporations they own which in turn should be run for their benefit." Ralph Whitworth of the Relational Investor Fund said, "You'd be amazed at the changes in dynamics when you have a large shareholder in the Board room." I agree wholeheartedly with both of them. I am Rock of Ages' largest shareholder. I sit on the Board with the third largest shareholder and another in the top ten. I also routinely consult my brother, the second largest shareholder, on any important shareholder matters.

In reality, the Class B issue is much ado about nothing. Insiders (officers, directors, employees and their family members) would own about 50% of the total shares outstanding even in the absence of the two class structure, with 31% of that total owned by me, my brother and our children.

In any event, the Class B shares exist so that we can properly execute our management philosophy, even if it takes longer to achieve our goals in retail than some professional investors would like. Sorry if you view this as unfair or inappropriate, but you and others who feel the same way are free not to invest in Rock of Ages or to sell your shares. I believe that the Class A and B structure was a good decision for this stage of the company's development. I promise you that there will come a time when this will change and the Class B shares will become a thing of the past. What I can't tell you is exactly when this will happen, because it will depend on the performance of our retail group. Consistent with our long-term philosophy, we still consider retail to be a relatively new business for Rock of Ages.



The Right Jockey

"If you want to govern the people, you must place yourself below them.

If you want to lead the people, you must learn how to follow them.

When the best leader's work is done, the people say 'we did it ourselves'."

Another question you asked that got my attention was this: "As a granite quarrier and former lawyer, why do you think that you can build and manage a successful retailer of granite memorials?" The answer can be found in the words of Lao Tzu quoted above. Based on my experience, anyone who thinks he is smarter than all of his employees and can do the job better himself cannot build a company and is doomed to failure. To me it's elemental that you need to find the best and most experienced people you can to do the job and then let them do it. It's also crucial that they personally believe in, publicly and enthusiastically support, and are absolutely committed to achieving the company's strategy. And of course they ultimately must achieve acceptable results.





So when we decided to move into retail, I talked to several of the smartest memorial retailers in the United States, including John Keith, head of the Keith Monument Company of Kentucky, in my opinion the best monument retailer in America. John's company was our first acquisition, and it remains among our best performing retail business units. As the first President of our Retail Group, John did a fabulous job establishing our brand program, sales training protocols and manuals, pricing policies, acquisition strategies and much more. But in time he decided voluntarily to step down to consultant status. John Forney succeeded John Keith and likewise did a great job designing and implementing network-wide information systems and controls. He also persuaded Dennis Merchant to move from our manufacturing plant to run retail operations, and kept Terry Shipp from Keith Monument in place to run retail sales.

John Forney chose to return to his former employer, the investment firm Raymond James and Associates, in the summer of 2002. At about the same time, a consulting company we had retained to do a top-to-bottom analysis of our retail group delivered its report. The consultants told us our strategy was right and our model was right with very modest tweaking. They reaffirmed we needed to continue to focus our attention on straightening out those retail outlets that were not correctly implementing our model and underperforming as a result. Since the consultants had spent a lot of time with our retail people, I inquired whether they thought we had someone in-house who could take over retail on John Forney's departure. Their immediate reply was "Terry Shipp." I shared their opinion. When I asked Terry if he wanted the job, he said with absolutely no hesitation, "Only if you guarantee that Dennis Merchant will stay and run retail operations for me." This bias toward teamwork is key to our success at retail.



There are only two stock prices that are important, the price you pay to buy and the price you get when you sell.

I'm not the jockey of our retail group and never have been. My job is to get the right people in place and help them succeed in every way I can. I take full responsibility for these decisions. I'm convinced we've got the right people running retail and our other divisions. People are the crucial element in building a successful company. You would never work for a company if you didn't respect and trust those who work with you. I believe that an investor should evaluate a company on exactly the same basis.


ROCK OF AGES



Taking the Company Private

"If your happiness depends on money, you will never be happy with yourself"



Bobby, you and almost every other money manager have suggested we take the company private. Some even offer to invest with us to help us do it. Many told me that they think I could make a lot more money personally by going private. A portfolio manager with one of the biggest institutions said to me, "Kurt, you are spending $750,000 or more per year for fees, auditors, and other expenses for the privilege of being public. You need to understand that with a company your size in your industry—nobody cares." Perhaps time will prove him right. I don't think so.

Having purchased Rock of Ages in a "turnaround" leveraged buyout in 1984, I know how to do a going-private transaction. I also know what happens after you do it. You must either put growth plans on hold, potentially forgoing attractive acquisition opportunities to reduce leverage, or you are forced to sell shares to private investors to continue to fund growth. The latter approach means that you increase debt and lose liquidity for no reason at all, except to exchange public investors for private investors whose time horizons may be even shorter than the public investors they replaced. In my view this is not an option unless we throw in the towel on retail, or succeed in retail as we expect and our earnings and growth are not rewarded with a far higher stock price. If that is what happens, then we will react accordingly. At the moment, however, a going-private transaction is not on the conference table. It's not even in the conference room. We currently have the debt capacity and access to capital we need to build Rock of Ages for the long term.



Shareholder Returns

"The soft overcomes the hard. The slow overcomes the fast.

Let your workings remain a mystery. Just show people the results."

Shareholder returns are everyone's favorite topic, and I frequently am criticized for Rock of Ages' poor returns have been based on the IPO price. Here's a little basic philosophy about returns and stock prices. There are only two stock prices that are important – the price you pay to buy and the price you get when you sell. The only other part of the equation is the amount of time between when you buy and when you sell.

I wish the transition to a vertically integrated retailer had been seamless. It was not; it has been much harder and taken much longer than we expected. But I manage my investments in accordance with my long-term philosophy. My experience is that superior returns come from building a company with sustainable growth.



I have never sold a single share of Rock of Ages stock. In fact, I have been a significant buyer since the IPO. To make it easier for our shareholders to trace my ownership of Rock of Ages shares, and learn my cost basis, on March 18, 2003 I filed an amended 13D form with the Securities Exchange Commission. You will find it on our web site, *www.rockofages.com*, by clicking the Investor Relations box on the home page, the SEC Filings box, and the Filing SC 13D/A 3/18/2003.

The average compounded annual rate of return on my original 1,061,489 Rock of Ages shares (1,000,000 shares now held by me and 61,489 shares now held by trusts for my sons), on which I trace my basis to 1975, is 31% per year based on book value at December 31, 2002. My return would be lower relative to the stock's market price as of that date, but I think book value is the appropriate measure to use. This is not a bad compounded annual return over that time frame by most standards. If you take the average cost of all 135,000 shares I have purchased since January 1, 1999 and assume for simplicity that I acquired them all on that date (this is the way real long-term investors look at things), you will find I have an average annual return on those shares of 33% per year using book value at year end 2002. This is also not a bad return given the performance of the market indexes over that time.

We are succeeding in building the company and expanding our opportunities to significantly increase sustainable profits.

But as my wife points out, all this talk about returns is meaningless at this stage since all I have are pieces of paper representing the shares, not the cash from selling them. The ultimate return I earn on my stock, and the return earned by all of our shareholders, depends on the performance of Rock of Ages in the future. I am very confident about our company's future and that's why I've never sold even one share. I expect the compounded returns in the future to be far more attractive than they have been in the past because we are succeeding in building the company and expanding our opportunities to significantly increase sustainable profits.





Let me make one final comment about the long-term effect of our dividend program. It seems to me that many investors consider yield to be a minor matter. This may be a natural outgrowth of the increasingly intense focus on daily movements in the stock price. But truly long-term investors look at dividends on the basis of the yield on their original cost. This is of course a very simplistic approach (Lao Tzu says simplicity, patience and compassion are our three great treasures), but I find that it provides a helpful perspective. The best stock in my portfolio based on this analysis is Exxon, which is yielding about 2.6% on the basis of today's market price. But I began accumulating Exxon in the 1960s, and by 2002, the dividend yield was 2.25 times my cost per share. That's a 225% annual cash yield on cost. Exxon is exceptional because of splits and big increases in dividends, but my cash yield on cost also is high on DuPont (37%), Gillette (17%), and General Electric (16%). Assuming a $0.04 per share dividend in 2003, Rock of Ages will provide a 9% yield on my total cost for the all the shares I own.



Bobby, I want to sincerely thank you for being the catalyst for me to write this letter. I've wanted to answer these questions openly in the appropriate forum for some time to help people better understand how I think about Rock of Ages and why I have so much confidence in its future.


MEMORIALS

I close with special thanks to our patient shareholders, our customers, our suppliers, our friends who refer customers to us, and most especially to all my wonderful fellow workers (including our directors) at Rock of Ages. These people are the heart and soul of Rock of Ages, and the reason that the future of our company is so bright. In time, I believe that the results of our collective efforts to build Rock of Ages will bring rewards for all of us that far exceed our current expectations.

Sincerely,



Kurt M. Swenson
Chairman & CEO

P.S.: To those of you who are disappointed for any reason with the content of this year's Philosophical Musings section as compared to prior years, please understand that I strongly believe that what I said this year needed to be said just this once. Now it's available for future reference. You can look forward to a return to the normal format next year.

BUSINESS REVIEW

General

Rock of Ages Corporation ("Rock of Ages" or the "Company") was founded in 1885 and is an integrated granite quarrier, manufacturer and retailer whose principal product is granite memorials used primarily in cemeteries. The Company believes that it is the largest quarrier, manufacturer and retailer of finished granite memorials and granite blocks for memorial use in North America, based on revenues. The Company owns and operates 11 active quarry properties and six manufacturing and sawing facilities in North America, principally in Vermont and the Province of Quebec. The Company markets and distributes its memorials on a retail basis through approximately 99 Company-owned retail sales outlets (including sales outlets located at certain cemeteries owned by the Company located in the state of Kentucky) in the states indicated in "Properties" below. The Company also sells memorials wholesale to approximately 70 independent authorized Rock of Ages retailers in the United States as well as approximately 90 retailers in Canada. The Company markets its memorials at four quality and price points under four separate brand names: *Signature, Sealmark, Golden Rule by Rock of Ages* and *Stone Eternal by Rock of Ages.* The Company also sells non-branded memorials. The Company believes the Rock of Ages trademark is one of the oldest and best-known brand names in the granite memorialization industry. The Company actively promotes its brand names and places a seal bearing the brand name on each branded memorial. All Rock of Ages branded memorials are supported by a perpetual warranty with varying levels of coverage depending on the brand.

Rock of Ages, Signature, Sealmark; Golden Rule by Rock of Ages, Stone Eternal by Rock of Ages, American Black, Barre Gray, Bethel White, Salisbury Pink, Gardenia White and *Laurentian Pink* are tradenames or trademarks of the Company. The Company relies on both registered and common law trademarks in the U.S. to protect its trademark rights.

As part of the Company's growth strategy to focus its resources on building and expanding its branded memorial retail distribution system and profitable quarry operations, and to increase the profitability of the Company's manufacturing operations, the Company divested itself of two quarries and two non-core manufacturing facilities in 2001. In January 2002, the Company also sold its Lawson manufacturing facility in Barre, Vermont ("Lawson") for a total sales price of $2,550,000 of which $2,300,000 was paid at closing and $250,000 is payable pursuant to the terms of a promissory note delivered by the buyer at the closing.

Also as part of its growth strategy, the Company has engaged in various strategic acquisitions. From 1998 to 2000, the Company acquired 26 retail monument companies and two memorial retailers, expanding its retail presence to 15 states. In January 2001, the Company acquired 16 cemetery properties and one memorial retailer located in the state of Kentucky. During the second quarter of 2002, the Company acquired a 1/3 equity interest in VIKA Ltd., a Ukrainian closed joint stock company that owns rights to quarry stone known as "Galactic Blue" on certain property located in Zhytomir, Ukraine, for a purchase price of $475,000. In connection with the share purchase, the Company acquired rights to sell the output of the Galactic Blue quarry.

The Company has operations in four business segments: Quarrying, Manufacturing, Retailing and Cemeteries. Included within the business segments are operations that are unincorporated divisions of Rock of Ages and others that are separately incorporated subsidiaries. Financial information by business segment and geographic area is incorporated herein by reference to note 14 to the Consolidated Financial Statements of the Company. In addition, information regarding the revenues of each business segment is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Risks attendant to foreign operations are also contained in "Management's Discussion and Analysis of Financial Conditions and Results of Operations–Risk Factors that May Affect Future Results." Additional information regarding each business segment and Rock of Ages in general is set forth below and on the Company's web site at www.rockofages.com. The information provided on the Company's web site should not be considered a part of this annual report.

Growth Strategy

The Company seeks to expand the scope and profitability of its operations through a growth strategy that focuses on forward vertical integration into retailing, thereby enabling the Company to move closer to the ultimate customer. The principal elements of the growth strategy include the following:

- Expansion of Company-Owned Retail Network. The Company anticipates that it will continue to expand its Company-owned retail network by selectively acquiring independent granite memorial retailers and by opening new retail stores in selected markets in North America. By expanding its Company-owned retail network, the Company believes that it will capture the higher gross margins (relative to quarrying and manufacturing gross margins) that have historically existed at the retail level. Where appropriate, the Company may also acquire cemetery properties that have the potential of expanding sales of its granite memorials.

- Increased Emphasis on Independent Authorized Dealers. The Company seeks to expand where appropriate its base of independent authorized Rock of Ages retailers that are current or potential customers of the Company in furtherance of its efforts to build an integrated retail network consisting of Company-owned and independent authorized Rock of Ages retail outlets that sell the Company's brands.

- Brand Enhancement. The Company believes that the Rock of Ages brand is one of the best-known brand names in the memorial industry. The Company will, as a part of building its integrated network of Company-owned retailers, continue to promote the Rock of Ages brand and other proprietary brands sold at its Company-owned and independent retail outlets and independent authorized Rock of Ages dealers.

□ Strategic Alliances with Funeral Homes and Cemeteries. The Company has formed and anticipates that it will continue to pursue strategic alliances with funeral home and cemetery owners to sell granite memorials in cooperation with them, in order to increase both pre-need and at-need sales of granite memorials.

□ Selected Acquisitions of Quarries. While the Company owns or controls many of the highest quality granite quarries in North America, the Company will continue to explore the possibility of acquiring selected granite quarriers in North America and internationally to assure that it will continue to have the colors and grades of granites sought by retail purchasers of granite memorials in North America, as well as granites for other uses.

□ Other Product Line Enhancements. The Company intends to continue to expand and enhance its memorial product lines in color, design and style. The Company's objective is to provide a full range of memorials available at various price ranges.

Products

The Company's principal products may be classified into three general product lines: granite quarry products, manufactured granite products and non-granite memorials and cemetery products. The principal raw material for both granite product lines is natural granite as it comes from the ground with the primary difference between the product lines being the extent of the processing or manufacturing of the granite. Non-granite memorials and cemetery products include burial lots, community mausoleum niches, lawn crypts, vaults, bronze markers and related services. For each of the last three years, from 2002 to 2000, revenues derived from the sale of granite products have accounted for 32%, 27% and 25%, respectively, of consolidated revenues while revenues derived from the sale of manufactured granite products have accounted for 63%, 69% and 75%, respectively, of consolidated revenues. In each of the last three years, revenues attributable to the sale of non-granite memorials and cemetery products accounted for less than 6% of consolidated revenues.

Granite Quarry Products. The principal quarry product sold by the Company is granite blocks, the raw material of the dimension granite industry. These blocks are extracted from quarries in various sizes through a drilling, blasting and wire sawing process in the quarry. The range of block sizes is large, but most manufacturers of granite memorials and other products generally require minimum dimensions of height, width and length to maximize the efficiency of their block sawing equipment in meeting the required dimensions of the finished product. Granite blocks are normally sold in heights from 2'6" to 5', widths of 3' to 5', and lengths from 7' to 10'. These blocks typically weigh between 20 and 30 tons.

Granite differs from deposit to deposit by color, grade and/or quality. Rock of Ages quarries and sells blocks of (i) *Barre Gray* granites from its Barre, Vermont quarry and gray granite from its Stanstead, Quebec quarry, (ii) black granite from its *American Black* quarry in Pennsylvania, (iii) pink granites from its *Laurentian Pink* quarry in Quebec and its *Salisbury Pink* quarry in North Carolina, (iv) white granites from its *Bethel White* quarry in Vermont and its *Gardenia White* quarry in North Carolina, (v) brownish red granite from its *Autumn Rose* quarry in Oklahoma and (vi) grayish pink granites from its *Kershaw* and *Coral Gray* quarries in South Carolina.

The Company sells granite blocks for memorial, building and other uses. While each of the quarries owned by the Company sells granite for memorial use and for building use, the output of the *Bethel White* quarry, the *Gardenia White* quarry, and the *Salisbury Pink* quarry are primarily sold and used for building granite use outside North America and the output of the other quarries is primarily used for memorial use in North America.

Granite blocks sold by the Company both in and outside North America are sold by a quarry sales force. The Company's quarry sales force markets and advertises its granite blocks in various trade publications and by attending various trade shows worldwide. Outside of North America, the Company's quarry sales force generally sells to the user or to independent distributors who buy blocks from the Company and resell them. This includes Rock of Ages Asia, a 50% Company-owned corporation.

Other quarry products include waste pieces not of a shape or size suitable for manufacturing which are sold for riprap for embankments, bridges or piers, and for other uses. In various quarries, the Company has arrangements with crusher operators who operate on or near the Company's quarries and sell crushed stone. The revenues and profits of these operations are not material. The Company has no marketing and advertising programs for these other quarry products.

Manufactured Products. The principal manufactured product of Rock of Ages is granite memorials, which are sold to retailers of granite memorials, including Company-owned outlets, and substantially all of which are placed in cemeteries in remembrance of the life of a person or persons. The memorials sold by the Company encompass a wide range of granites, including granite blocks purchased from others, as well as a wide array of sizes, styles and shapes ranging from small, inexpensive markers set flush to the ground, to very elaborate and expensive personal mausoleums of larger sizes available at various price ranges. The broad classifications of granite memorials used by the industry are generally markers, hickeys, slants, standard uprights, estate uprights, pre-assembled mausoleums and conventional mausoleums. From time to time memorial retailers or others order granite products such as benches, steps and other products that may or may not be for cemetery use. These are classified by the Company as memorial sales. The Company also sells public and civic memorials both at wholesale and direct to the customer.

The Company is widely recognized for the personalized granite memorials it produces and the very large memorials it can produce. It has made memorials as large as thirty-five feet in length from one block of granite, including a full size granite replica of a Mercedes Benz automobile.

The Company's granite memorials are sold to retailers by the Company's memorial sales force that regularly speaks with customers by phone and makes personal visits to customers. The Company provides various point-of-sale materials to its owned and independent authorized Rock of Ages dealers and also advertises in various trade publications.

The Company also manufactures certain precision granite products, which are made along with memorials at the Company's Barre, Vermont plant. These products include surface plates, machine bases, bases for coordinate measuring devices, press rolls and other products manufactured to exacting dimensions. These products are sold to the manufacturers of precision measuring devices or end users. Precision products are sold by a precision products sales force that phones or visits customers. The Company also advertises its precision products in various trade publications and provides printed sales materials to prospective customers.

Retail Products. The Company's retail division markets and sells granite, bronze and marble memorials primarily to consumers. The Company currently owns and operates approximately 99 retail outlets in 15 states. The granite memorials sold at retail include a wide variety of sizes, styles and shapes. The Company sources memorials from its own plants and a number of additional manufacturers in North America and elsewhere in the world. The Company's retail operations utilize a retail sales force that markets and sells memorials through phone calls and direct meetings with customers in their homes and at retail sales offices. The Company advertises and promotes retail sales through direct mail material, yellow page listings and newspaper advertising. The Company's retail sales outlets are positioned to sell branded and unbranded memorials at all price points and qualities.

Cemetery Products. The Company's cemetery division markets and sells cemetery lots and funeral services such as grave openings and closings. The cemetery division also markets and sells cemetery merchandise such as vaults, bronze markers and niches in community mausoleums at some of its cemeteries. The cemetery division has opened sections in some of its cemeteries that allow the placement of upright granite memorials. Sales of upright granite memorials are handled either by cemetery sales personnel who have been trained to sell such memorials, or by sales personnel from a nearby Company-owned retail store. Revenue from sales of upright granite memorials is recognized in the retail products segment.

Manufacturing and Raw Materials

The Company quarries and manufactures granite in the United States and Canada at the locations detailed under the heading "Properties." The Company also outsources the manufacturing of certain memorial products pursuant to supply agreements with other manufacturers. There were no plants acquired or material additions to plants in 2002. Management believes that the Company's manufacturing and quarrying capacity, together with its manufacturing outsourcing arrangements, is generally sufficient to meet anticipated production requirements for the foreseeable future.

The most significant raw material used by the Company in its manufacturing operations is granite blocks primarily from the Company's quarries. The Company has an adequate supply from its quarries to supply its manufacturing operations. The Company also purchases certain colors of granite, primarily red and black, from other quarriers. The Company believes there is an adequate supply of memorial granite available from its quarries and quarries owned by others for the foreseeable future.

Significant supplies used by the Company in its manufacturing operations include industrial diamond segments for saw blades and wires, drill steel, drill bits and abrasive. There are a number of sources for these supplies at competitive prices.

The Company had manufacturing backlogs of $10.6 million as of December 31, 2002 and $11.5 million as of December 31, 2001. These backlogs occurred in the normal course of business. The Company does not have a material backlog in its quarrying operations. The Company had retail backlogs of $11.1 million as of December 31, 2002 and $10.5 million as of December 31, 2001. The Company expects that substantially all of the backlog orders will be filled during the 2003 fiscal year.

The Company does not normally maintain a significant inventory of finished manufactured products in anticipation of future orders in its manufacturing operations. The Company does maintain a significant inventory of memorials for display and delivery purposes at its retail operations. Approximately 75% of the Company's manufactured product orders and retail orders are delivered within two to twelve weeks, as is customary in the granite memorial industry. The delivery time depends on the size and complexity of the memorial. The Company does accumulate inventory of granite blocks from September through December in preparation for the winter months when its northern quarries are inactive.

Because the Company's Barre quarries are closed from mid-December through mid-March, in December each year the Company provides special 90-day payment terms at these quarries for all blocks purchased in the month of December. Customers' manufacturing plants generally remain open during most of this period, and most customers prefer to assure they own blocks of a size and quality selected by them prior to the quarry closure. All blocks purchased from the Company's Barre quarries in December on deferred payment terms are invoiced on or about December 31 and removed from the Company's inventory with title passing to the buyer.

Payment terms are one-third of the invoice amount on January 15, one-third on February 15, and one-third on March 15. This program provides essentially the normal 30-day payment terms during the months when the Barre quarries are closed, notwithstanding the customer's purchase of a three-month supply in December. Customers need not use these terms and may buy from inventory during the closure period on a first-come first-served basis with normal 30-day terms.

Research and Development

The Company does not have a research and development department for any of its products. The Company regularly conducts market research, as well as research on new product designs and on equipment to improve the Company's technology. These activities are not separately accounted for as research, and the Company had no expenditures classified for financial reporting purposes as research in 2000, 2001 or 2002.

Competition

The dimension stone industry is highly competitive. The Company competes with other dimension stone quarriers, including quarriers of granite, marble, limestone, travertine and other natural stones. The Company also competes with manufacturers of so-called "engineered stone" as well as manufacturers of other building materials like concrete, aluminum, glass, wood and other materials. The Company competes with providers of these materials on the basis of price, availability of supply, end-user preference for certain colors, patterns or textures, and other factors.

The granite memorial industry is also highly competitive. The Company competes with other granite quarriers and manufacturers in the sale of granite blocks on the basis of price, color, quality, geographic proximity, service, design availability, production capacity, availability of supply and delivery options. All of the Company's colors of granite are subject to competition from granite blocks of similar color supplied by quarriers located throughout the world. There are approximately 140 manufacturers of granite memorials in North America. There are also manufacturers of granite memorials in India, South Africa, China and Portugal that sell finished memorials in North America.

The Company's quarrying and manufacturing competitors include both domestic and international companies, some of which may have greater financial, technical, manufacturing, marketing and other resources than the Company. Foreign competitors of the Company may have access to lower cost labor and better commercial deposits of memorial grade granite, and may be subject to less restrictive regulatory requirements than the Company. For example, companies in South Africa, India, China and Portugal manufacture and export finished granite memorials into North America which compete with the Company's products.

The competition for retail sales of granite memorials faced by the Company's retail outlets is also intense and is based on price, quality, service, design availability and breadth of product line. Competitors include funeral home and cemetery owners, including consolidators, which have greater financial resources than the Company, as well as approximately 3,000 independent retailers of granite memorials located outside of cemeteries and funeral homes.

The sale of cemetery lots and related products is highly competitive. The competition is based upon price, geographic location, and the overall aesthetics, maintenance and upkeep of the cemetery. Competitors include churches and municipalities that own and operate cemeteries, and other cemetery owners, including consolidators, which may have greater financial resources than the Company.

Patents, Trademarks and Licenses

The Company holds a number of domestic and foreign patents, trademarks and copyrights, including the original registered trademark "Rock of Ages" which the Company first registered in 1913. The Company believes the loss of a single patent, trademark or copyright, other than the "Rock of Ages" trademark, would not have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors."

Employees

As of December 31, 2002, the Company had approximately 860 employees.

The Company's collective bargaining agreements with the Granite Cutters Association and the United Steelworkers of America, respectively, which together represent approximately 178 of the Company's employees, expire on April 25, 2003. The Company is in the process of renegotiating the collective bargaining agreement.

The Company believes its relations with its employees are generally good.

Seasonality

Historically, the Company's operations have experienced certain seasonal patterns. Generally, the Company's net sales are highest in the second or third quarter and lowest in the first quarter of each year due primarily to weather. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations-Seasonality."

Regulation and Environmental Compliance

The Company's quarry and manufacturing operations are subject to substantial regulation by federal and state governmental statutes and agencies, including OSHA, the Mine Safety and Health Administration and similar state and Canadian authorities. The Company's operations are also subject to extensive laws, and regulations administered by the EPA and similar state and Canadian authorities for the protection of the environment, including those relating to air and water quality, and solid and hazardous waste handling and disposal. These laws and regulations may require the Company to fund remedial action or to pay damages regardless of fault. Environmental laws and regulations may also impose liability with respect to divested or terminated operations even if the operations were divested or terminated many years ago. In addition, current and future environmental or occupational health and safety laws, regulations or regulatory interpretations may require significant expenditures for compliance which could require the Company to modify its operations. The Company cannot predict the effect of such laws, regulations or regulatory interpretations on its business, financial condition or results of operations. The Company expects to be able to continue to comply, in all material respects, with existing laws and regulations.

Properties

The Company owns the following quarry and manufacturing properties:

Property		Function
VERMONT		
Barre	Quarry Properties	
	E. L. Smith Quarry	Quarrying of dimensional Barre Gray granite blocks
	Adam-Pirie Quarry	Quarrying of dimensional Barre Gray granite blocks
	Manufacturing Properties	
	Rock of Ages Manufacturing Plan	Manufacturing of memorials
	Press Roll Production Plant	Manufacturing of granite press rolls
	Rock of Ages Saw Plant #1	Slabbing of granite blocks
Bethel	Quarry Properties	
	Bethel Quarry	Quarrying of dimensional Bethel White granite blocks
CANADA		
Stanstead, Quebec	Quarry Properties	
	Stanstead Quarry	Quarrying of dimensional Stanstead Gray granite blocks
Guenette, Quebec	Quarry Properties	
	Laurentian Quarry	Quarrying of dimensional Laurentian Rose granite blocks
Beebe Plain, Quebec	Manufacturing Properties	
	Rock of Ages Manufacturing Plant	Manufacturing of memorials
	Adru Manufacturing Plant	Manufacturing of memorials
PENNSYLVANIA		
St. Peters	Quarry Properties	
	American Black Quarry	Quarrying of dimensional American Black granite blocks
	Manufacturing Properties	
	Saw Plant	Slabbing of granite blocks
NORTH CAROLINA		
Salisbury	Quarry Properties	
	Salisbury Pink Quarry	Quarrying of dimensional Salisbury Pink granite blocks
Rockwell	Quarry Properties	
	Gardenia White Quarry	Quarrying of dimensional Gardenia White granite blocks
OKLAHOMA		
Mill Creek	Quarry Properties	
	Autumn Rose Quarry	Quarrying of dimensional Autumn Rose granite blocks
SOUTH CAROLINA		
Kershaw County	Quarry Properties	
	Kershaw Quarry	Quarrying of dimensional Kershaw granite blocks
Lancaster County	Quarry Properties	
	Coral Gray Quarry	Quarrying of dimensional Coral Gray granite blocks

In addition, the Company owns or operates 99 retail sales outlets and four associated sand blasting facilities in the states of Georgia, Iowa, Illinois, Minnesota, Connecticut, Massachusetts, Rhode Island, Nebraska, New Jersey, Pennsylvania, Ohio, South Dakota, Kentucky, West Virginia and Wisconsin. In certain cases, the Company leases, under customary lease arrangements, the land or other real estate associated with these outlets and facilities. The Company also owns 13 cemeteries in Kentucky. The Company believes that these facilities are suitable and adequate for its present and anticipated near-term needs.

The following table sets forth certain information relating to the Company's quarry properties. Each of the quarries listed below: (i) is an open-pit quarry; (ii) contains granite that is suitable for extraction as dimension granite for memorial or other use; (iii) is serviced by electricity provided by local utility companies (other than the Bethel quarry which is serviced by internal generators); and (iv) has adequate and modern extraction and other equipment. The Company presently has no exploration plans. Each of the quarries listed below is owned by the Company (other than Kershaw Quarry, which is leased with 37 years remaining on the lease). As described in Item 1, the Company owns a one-third interest in VIKA Ltd., which owns the Galactic Blue quarry in Zhytomir, Ukraine. However, the Company does not directly or indirectly operate the quarry. The Galactic Blue quarry does not currently produce granite in commercial quantities and the Company does not expect the quarry to achieve commercial production quantities in 2003. Accordingly, the Company does not consider this property to be currently significant or material to its business.

Quarry	Approximate date of commencement of operations	Prior owner (Date acquired)	Means of access	Total original cost of each property	Net saleable recoverable reserves (1) (cubic feet)	Saleable recoverable reserves (years) (2)
E.L. Smith	1880	E.L. Smith Quarry Co. (1948)	Paved road	$ 7,562,676	2,459,534,000	4,917
Adam-Pirie	1880	J.K. Pirie Quarry (1955)	Paved road	$ 4,211,363	984,886,000	6,558
Bethel	1900	Woodbury Granite Company, Inc. (1957)	Dirt road	$ 174,024	76,529,000	381
Stanstead	1920	Brodies Limited and Stanstead Granite Company (1960)	Paved road	$ 505,453	32,563,000	215
Laurentian Pink	1944	Brodies Limited (1960)	Paved road	$ 860,115	3,864,000	51
American Black	1973	Pennsylvania Granite Inc. (1997)	Paved road	$ 2,900,000	14,615,000	96
Salisbury	1918	Pennsylvania Granite Inc. (1997)	Paved road	$ 3,886,592	19,344,000	85
Autumn Rose	1969	Autumn Rose Quarry Inc. (1997)	Paved road	$ 200,000	708,000	20
Kershaw	1955	Pennsylvania Granite Inc. (1997)	Paved road	$ 200,000	591,000	21
Coral Gray	1955	Pennsylvania Granite Inc. (1997)	Paved road	$ 200,000	No estimate	No estimate
Gardenia White	1995	J. Greg Faith Thomas E. Ebans, Sr. David S. Hooker William L. Comolli (1998)	Dirt road	$ 4,633,000	2,602,000	36

(1) Net saleable reserves are based on internal Company estimates, except for the reserves for the E.L. Smith, Adam-Pirie and Bethel quarries, which are based on independent assessments by CA Rich Consultants, Inc. and for the Gardenia White quarry, which are based on an independent assessment by Geomapping Associates.

(2) Based on internal Company estimates using current production levels.

The estimates of saleable reserves of the Company are based on historical quarry operations, workable reserves in the existing quarries and immediately adjacent areas, current work force sizes and current demand. While quarry operations decrease the granite deposits, the size of the granite deposits in which the Company's quarries are located are large and extend well beyond existing working quarry perimeters. The Company has historically expanded quarry perimeters or opened other quarries in the deposit as necessary to utilize reserves and the Company believes it has adequate acreage for expansions as and when necessary. The Company has no reason to believe that it will deplete its granite reserves more quickly than is shown in the table.

Dimension granite is not considered a valuable mineral or commodity such as gold, nor is it traded on any commodities exchange. The prices charged by the Company to third parties for granite blocks depend on the characteristics such as color of and costs to quarry each granite block. The price per cubic foot currently charged by the Company for its granite blocks is generally comparable to other granite suppliers and typically does not exceed $30.

Legal Proceedings

The Company is a party to legal proceedings that arise from time to time in the ordinary course of its business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company. In addition, the Company is involved in the arbitration proceeding described below.

Granite Stone Business International Sàrl (f/k/a Eurimex SA) (Luxembourg) vs Rock of Ages Corporation (USA) ICC Arbitration 11502/KGA/MS. On April 18, 2001, the Company received a Request for Arbitration ("Request") from its former distributor outside the United States, Eurimex, S. A. (now known as Granite Stone Business International), in connection with the termination by the Company of the distribution agreement for the Company's Salisbury Pink granite. Eurimex has also claimed damages in connection with a distribution agreement for the Company's Bethel White granite, which agreement expired by its terms in 1998. Pursuant to those agreements, the arbitration will take place under the International Chamber of Commerce rules and is to be held in Luxembourg.

The Request includes claims by Eurimex that the Company wrongfully terminated the Salisbury Pink and Bethel White agreements. The Request also alleges that the Company violated antitrust laws under the European Community Treaty and United States antitrust laws. In the Request, Eurimex has alleged that it has suffered damages in excess of $30 million, and that it would seek to have damages trebled under U.S. antitrust laws. In subsequent pre-hearing submissions, however, Eurimex asserted damages of approximately $25.3 million, plus interest, "moral" damages, attorneys' fees and costs.

The Company denies all of Eurimex's allegations and further states that it believes that Eurimex has engaged in improper or unlawful tying practices in the sale of the Company's products. The Company has answered Eurimex's Request and has brought certain counterclaims against Eurimex, including a claim for frivolous action. A preliminary scheduling conference was held on October 2, 2001, and both arbitral and subject matter jurisdictional issues were briefed. A second hearing on further procedural issues and jurisdiction was held on March 13, 2002. On July 1, 2002, the arbitral tribunal rendered a decision on the arbitral jurisdictional issues and found that it has arbitral jurisdiction over all of the claims brought by Eurimex. The tribunal deferred ruling on whether it has subject matter jurisdiction over the claimant's U.S. antitrust law claims. Having completed the discovery process, the parties now are in the process of briefing their respective positions. On March 11, 2003, after the Company filed its First Pre-Hearing Submission, Eurimex withdrew all of its U.S. antitrust law claims. A hearing on the merits of the dispute is scheduled to be held in May 2003.

The Company denies liability and will continue to vigorously defend the claims made by Eurimex. However, if the arbitral tribunal were to decide in favor of Eurimex, and award substantial damages, the Company's business and financial condition would likely be materially adversely affected.

The Company carries insurance with coverages that it believes to be customary in its industry. Although there can be no assurance that such insurance will be sufficient to protect the Company against all contingencies, management believes that its insurance protection is reasonable in view of the nature and scope of the Company's operations.

Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year covered by this Annual Report.

Market for the Registrants Common Equity and Related Stockholder Matters

The Class A Common Stock is traded on the Nasdaq® National Market under the symbol "ROAC." There is currently no established public trading market for the Class B Common Stock. However, the Class B Common Stock is convertible at any time into shares of Class A Common Stock. The Class A Common Stock commenced public trading on October 21, 1997. The table below sets forth the quarterly high and low sales prices for the Class A Common Stock for each full quarterly period during fiscal years 2001 and 2002, compiled from information supplied by Nasdaq®. All prices represent inter dealer quotations without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

	2001	
	HIGH	LOW
First Quarter	5.95	4.57
Second Quarter	5.29	5.14
Third Quarter	6.10	5.86
Fourth Quarter	5.39	5.24

	2002	
	HIGH	LOW
First Quarter	6.16	5.94
Second Quarter	6.94	6.82
Third Quarter	5.09	4.76
Fourth Quarter	5.19	4.96

As of March 21, 2003, based upon information provided by the Company's transfer agent, there were 260 record holders of Class A Common Stock and 26 record holders of Class B Common Stock, which numbers do not include stockholders who beneficially own shares held in street name by brokers.

Holders of the Common Stock are entitled to receive such dividends as may be legally declared by the board of directors and, in the event of dissolution and liquidation, to receive the net assets of Rock of Ages remaining after payment of all liabilities, in proportion to their respective holdings. The Company did not declare dividends during 2001 or 2002.

Recent Sales of Unregistered Securities

The Company made no sales of unregistered securities during fiscal 2002.

Selected Consolidated Financial Data

The selected consolidated historical financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for and as of the end of each of the years in the five-year period ended December 31, 2002 are derived from the consolidated financial statements of the Company, which financial statements have been audited by KPMG LLP, independent certified public accountants ("KPMG"). The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements of the Company, including the notes thereto.

	Year ended December 31				
	1998	1999	2000	2001	2002
	(U.S. $ in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Net revenues:					
Quarrying	$ 19,225	$ 22,181	$22,887	$ 25,775	$29,735
Manufacturing	44,924	37,414	27,184	22,228	19,726
Retailing	18,597	36,933	40,622	43,159	38,449
Cemeteries	—	—	—	3,143	4,604
Total net revenues	82,746	96,528	90,693	94,305	92,514
Gross Profit:					
Quarrying	8,780	9,974	9,871	11,347	12,984
Manufacturing	10,842	7,791	6,801	5,422	5,521
Retailing	10,799	19,579	22,389	25,461	21,314
Cemeteries	—	—	—	818	2,009
Total gross profit	30,421	37,344	39,061	43,048	41,828
Selling, general and administrative expenses	20,371	31,241	33,164	36,707	35,868
Loss on disposal of assets	—	845	—	2,534	—
Income from operations	10,050	5,258	5,897	3,807	5,960
Interest expense	511	2,034	2,143	1,758	738
Income before provision for income taxes	9,539	3,224	3,754	2,049	5,222
Provision for income taxes	2,303	1,395	1,291	1,616	1,427
Net income before cumulative effect of changes in accounting principles	$ 7,236	$ 1,829	$ 2,463	$ 433	$ 3,795
Cumulative effect in prior years of changes in accounting principles	—	(150)	—	—	(28,710)
Net income	7,236	1,679	2,463	433	(24,915)
Net income per share – basic:					
Net income before cumulative effect of changes in accounting principles	$0.98	$ 0.24	$ 0.33	$ 0.06	$ 0.48
Cumulative effect in prior years of changes in accounting principles	—	(0.02)	—	—	(3.65)
Net income per share	0.98	0.22	0.33	0.06	(3.17)
Net income per share – diluted:					
Net income before cumulative effect of changes in accounting principles	$ 0.91	$ 0.23	$ 0.33	$ 0.06	$ 0.48
Cumulative effect in prior years of changes in accounting principles	—	(0.02)	—	—	(3.64)
Net income per share	0.91	0.21	0.33	0.06	(3.16)
Weighted average number of shares outstanding	7,349	7,509	7,447	7,606	7,848
Weighted average number of shares outstanding assuming dilution	7,984	7,826	7,576	7,676	7,880

	As of December 31				
	1998	1999	2000	2001	2002
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 4,701	$ 4,877	$ 9,501	$ 3,435	$ 6,185
Working capital	26,520	18,386	28,875	16,794	31,508
Total assets	121,893	130,669	135,554	153,793	125,834
Long-term debt, net of current maturities	12,880	12,620	18,527	323	12,832
Stockholders' equity	85,837	86,382	88,720	89,670	62,646

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Rock of Ages is an integrated quarrier, manufacturer, distributor and retailer of granite and products manufactured from granite. The Company also owns and operates cemeteries. The quarry division sells granite blocks both to the manufacturing division and to outside manufacturers, as well as to customers worldwide. The manufacturing division's principal product is granite memorials used primarily in cemeteries, although it also manufactures some specialized granite products for industrial applications. The retail division primarily sells granite memorials directly to consumers. The cemetery division sells cemetery property and funeral and cemetery products and services both at the time of need and on a pre-need basis.

During the year ended December 31, 1998, the Company acquired 13 retail monument companies, thereby expanding its retail presence to locations in Georgia, Iowa, Illinois, Minnesota, Nebraska, New Jersey, Pennsylvania, Ohio and South Dakota. During the year ended December 31, 1999, the Company acquired an additional 13 retail monument companies and in so doing strengthened its existing retail presence in certain states while expanding its retail presence in Connecticut, Rhode Island, Massachusetts and Wisconsin. In 2000, the Company acquired two memorial retailers in two separate and independent transactions, thereby acquiring three retail sales outlets in the states of Connecticut and Iowa. The Company also acquired 16 cemetery properties and one memorial retailer located in the state of Kentucky as of January 2, 2001. The Company paid a total aggregate purchase price in the 2000 Acquisitions of approximately $655,000, all of which was paid in cash; and approximately $7.5 million for the Kentucky cemeteries and retailer acquired in January 2001, $6.8 million of which was paid in cash with the remainder payable in installments through 2004.

During the second quarter of 2001 the Company sold an idled Saw Plant in Barre, Vermont in which cash of $300,505 was received in exchange for assets with the carrying value of $515,433.

During the third quarter of 2001 the Company completed the sale of SMI and Childs & Childs manufacturing plants and the Royalty and Millstone quarries in Elberton, Georgia in which total cash of $3,250,000 net of closing costs of $287,467 was received and notes receivable were recorded for a total of $1,640,000 in exchange for assets with the carrying value of $6,121,693.

During the third quarter of 2002, the Company completed the sale of the Lawson manufacturing plant in Barre, Vermont for $2,550,000 of which $2,300,000 in cash and $250,000 in a note receivable was received in exchange for $3,346,219 of assets. This sale is consistent with the Company's desire to dispose of certain unprofitable operations and to reallocate resources from the manufacture of commodity memorials and focus on its retail strategy.

The loss on sale of assets reported for the year ending December 31, 2001, includes a non-tax deductible disposal of intangible assets of approximately $3.7 million. Taxable income resulted from the sale of the inventory and property and equipment, the impact of which was recorded in the three month ended September 30, 2001. The sale of these assets is not expected to have any material effect on income taxes in future periods.

Critical Accounting Policies

Our critical accounting policies are as follows: Revenue recognition, impairment of long-lived assets, valuation of deferred income taxes and accounting for pensions.

Revenue Recognition

The manufacturing division recognizes revenue upon shipment of finished orders from the manufacturing plant. The retailing division recognizes revenue upon the setting of the memorial in the cemetery. In certain instances, the Company may enter into an agreement with a customer, which provides for extended payment terms, generally up to two years from either the date of setting of the memorial or, in certain instances, upon the settlement of an estate.

The quarry division recognizes revenue from sales of granite blocks when the granite is shipped or when the customer selects and identifies the blocks at the quarry site and the customer requests the Company to store the block. At that time, the block is removed from the Company's inventory, the customer's name is printed on the block, and title and risk of ownership passes to the buyer. In many cases, granite blocks owned by customers remain on the Company's property for varying periods of time after title passes to the buyer. Payment terms are less 5% 30 days, net 30 days, except the December terms described below. Sales of the Company's blocks are FOB quarry and the Company retains the obligation to load customer's blocks on trucks. At its Barre, Vermont location, sales are FOB Barre, Vermont and the Company retains a delivery obligation using the Company's trucks for block customers in Barre. The customer may take delivery at any time determined by the customer, but all invoices must be paid in accordance with their terms when due whether or not the customer requests delivery.

The Company considers the earnings process substantially complete despite the Company's obligations to load the blocks, and, in the case of its Barre customers, deliver the blocks, because the cost of delivery service is inconsequential (less than 3%) in relation to the selling price. Further, under industry terms of trade, title passes and the payment obligation is established when the block is identified to a particular customer and transaction.

In December each year, the Company provides special 90-day payment terms at its Barre quarries for all block purchased in the month of December. The reason for this is that the Barre quarries are generally closed from mid-December through mid-March because of weather. However, the quarry customers' manufacturing plants remain open during most of this period, and most prefer to assure they own blocks of a size and quality selected by them prior to the quarries' closure. All blocks purchased in December on deferred payment terms are invoiced on or about December 31 and removed from the Company's inventory with title passing to the buyer. Payment terms are one-third of the invoice amount on January 15, one-third on February 15, and one-third on March 15. The program provides essentially the normal 30-day payment terms during the months when the quarry is closed notwithstanding the customer's purchase of a three months supply in December. Customers need not use these terms and may buy from inventory during the closure period on a first-come, first-served basis with normal 30-day terms.

The cemetery division's revenue from pre-need sales of funeral services, and cemetery services and merchandise is deferred until the period in which the services or merchandise is delivered. On the balance sheet the full contract amount is included in prearranged deferred revenue, a liability. The corresponding receivable due from the customer is reflected in prearranged receivables, an asset, and the corresponding cash received from the customer is reflected part in prearranged receivables (for the portion placed in trust) and part in cash (for the portion the Company is allowed to retain). Indirect costs of marketing are expensed in the period in which they are incurred. When the service or merchandise is delivered, the Company recognizes as revenue the full contract amount plus all trust earnings associated with that contract. The Company cannot predict when the existing contracts will mature but it is estimated that most contracts will have an average life of ten to fifteen years and in some cases greater than fifteen years. The amount of prearranged deferred revenue at December 31, 2002 was $21,845,430.

Impairment of long-lived assets

The Company's long-lived assets consist primarily of property and equipment and, prior to 2002, goodwill. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or change in utilization of property and equipment.

Recoverability of property and equipment is measured by comparison of the carrying amount to estimated future undiscounted net cash flows the assets are expected to generate. Those cash flows include an estimated terminal value based on a hypothetical sale at the end of its depreciation period. Estimating these cash flows and terminal values requires management to make judgments about the growth in demand for our services, sustainability of gross margins, our ability to integrate acquired companies and achieve economies of scale. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Effective January 1, 2002, the Company assessed impairment of goodwill in accordance with the provisions of SFAS No. 142. The provisions of SFAS No. 142 require that a two-step test be performed. First, the fair value of each reporting unit will be compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. If the carrying value exceeds the fair value, then the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded. The Company determined the fair value of each of the reporting units using a discounted cash flow analysis and compared such values to the respective reporting units carrying amounts. This evaluation indicated that goodwill recorded in the Retail and Cemetery segments was impaired as of January 1, 2002. As a result, the Company completed the second step of the goodwill impairment test to measure the amount of the impairment loss. Accordingly, the Company recognized a $34 million non-cash charge, recorded as of January 1, 2002, as the cumulative effect of a change in accounting principle for the write-down of goodwill to its fair value. Approximately $19 million of the goodwill write-down is deductible for taxes, therefore a deferred tax asset of $5.3 million has been recorded.

Conditions that contributed to the goodwill impairment in Retail were an underestimation of the amount of time required to fully integrate the branding strategy through the retail network and the difficulty in increasing profitability in the timeframe expected and to the extent anticipated prior to the retail acquisitions. Conditions that contributed to the goodwill impairment in Cemeteries were lower than expected revenues and greater selling and administrative costs, which the Company believes are, to some extent, temporary but are significant enough to affect the fair value determination.

Valuation of deferred income taxes

As of December 31, 2002, the Company had net deferred tax assets of $7,109,000. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependant upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management has recorded a valuation allowance of $4,638,000 against the alternative minimum tax credit carry-forwards and other deferred tax assets. Based upon the projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that the company will realize the benefit of these unreserved net deferred tax assets. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Accounting for pensions

The Company provides defined benefit pension and other post-retirement benefit plans for certain of its employees. Accounting for these plans requires the use of actuarial assumptions including estimates on the expected long-term rate of return on assets and discount rates. In order to make informed assumptions management relies on outside actuarial experts as well as public market data and general economic information. If changes in any of these assumptions occur, they may materially affect certain amounts reported on the Company's balance sheet. In particular, a decrease in the expected long-term rate of return on plan assets could result in an increase in the Company's pension liability and a charge to equity.

The following table sets forth certain historical statement of operations data as a percentage of net revenues with the exception of quarrying, manufacturing and retailing gross profit, which are shown as a percentage of quarrying, manufacturing and retailing revenues respectively.

	Year Ended December 31,		
	2000	2001	2002
STATEMENT OF OPERATIONS DATA:			
Net Revenues:			
Quarrying	25.2%	27.3%	32.1%
Manufacturing	30.0%	23.6%	21.3%
Retailing	44.8%	45.8%	41.6%
Cemeteries	—	3.3%	5.0%
Total net revenues	100.0%	100.0%	100.0%
GROSS PROFIT			
Quarrying	43.1%	44.0%	43.7%
Manufacturing	25.0%	24.4%	28.0%
Retailing	55.1%	59.0%	55.4%
Cemeteries	—	26.0%	43.6%
Total gross profit	43.1%	45.6%	45.2%
Selling, general and administrative expenses	36.6%	39.0%	38.8%
Loss on disposal of assets	—	2.7%	—
Income from operations	6.5%	3.9%	6.4%
Interest expense	2.4%	1.9%	0.8%
Income before provision for income taxes	4.1%	2.0%	5.6%
Provision for income taxes	1.4%	1.7%	1.5%
Net income before cumulative effect of changes in accounting principles	2.7%	0.5%	4.1%
Cumulative effect in prior years of changes in accounting principles	—	—	(31.0%)
Net income (loss)	2.7%	0.5%	(26.9%)

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Revenues for the fiscal year ended December 31, 2002 decreased 2.0% to $92.5 million from $94.3 million for the year ended December 31, 2001. Quarrying revenues were $29.7 million for the year ended December 31, 2002 compared to $25.8 million for the year ended December 31, 2001. The increase was largely due to strong customer demand for Bethel White, Gardenia White and Salisbury Pink granites as well as increased revenues from the Pennsylvania Black quarry as a result of increased production and improved quarry yields.

Manufacturing revenues were $19.7 million for the year ended December 31, 2002 compared to $22.2 million for the year ended December 31, 2001. The decrease was a result of the sale of Childs in 2001, a decrease in the number of independent authorized retailers, and a decrease in sales in our Industrial Products Division as a result of decreased demand for those products due to the current general economic slowdown. These decreases were partially offset by revenue recognized on a large memorial for World War II, increased shipments of mausoleums and other feature memorials. While the company expects a decrease in revenue as a result of the loss in customer base associated with the sale of Lawson in January 2002, it expects that this decrease will be partially offset by an increase in revenues and percent of branded sales from its remaining customer base.

Retailing revenues were $38.4 million for the year ended December 31, 2002 compared to $43.2 million for the year ended December 31, 2001. Over the past three years, the Company's retail order receipts have averaged approximately $40 million per year. In 2001, the Company decreased its backlog of orders by approximately $3.0 million resulting in revenues in excess of the average annual order receipts. The decrease in revenue in 2002 is a result of insufficient order receipts from the Company's retail outlets that would have been required to maintain the prior year's level due in part to the closure of certain unprofitable stores in the latter part of 2001 and in 2002.

Cemetery revenues were $4.6 million for the year ended December 31, 2002 compared to $3.1 million for the year ended December 31, 2001. The increase results principally from the recognition of approximately $800,000 in revenue in 2002 from the completion of a large project that was pre-sold as well as increased sales of lots and at-need markers, which we believe resulted from increased sales staff. The completion and subsequent recognition of revenue on projects that are pre-sold is common in the industry but not expected to be a consistent part of our revenues in future periods.

Gross profit dollars for the fiscal year ended December 31, 2002 decreased 3.0% to $41.8 million from $43.0 million for the fiscal year ended December 31, 2001. Gross profit percentage decreased to 45.2% in fiscal 2002 from 45.6% in fiscal 2001.

Quarrying gross profit was $13.0 million or 43.7% of quarrying revenue for the year ended December 31, 2002 compared to $11.3 million or 44.0% of quarrying revenue for the year ended December 31, 2001. During 2002, the Company elected to change the method of valuing inventory in the quarry division from a First-In, First-Out method to a Specific Annual Average Cost method. The effect of the change in 2002 was to decrease operating income by $789,447. The Company believes the Specific Annual Average Cost method more accurately matches costs with revenue, resulting in an enhanced measurement of operating results. (See note 3 of the financial statements.) The increase in gross profit dollars was attributable to an increase in revenue, an increase in yields at the Bethel White, Pennsylvania Black, and Gardenia White quarries as well as a decrease in the amount of profit transferred to the manufacturing division as a result of lower sales to that division. The slight decrease in gross margin percentage was a result of decreased quarry yields and higher repair and maintenance costs in the Barre Gray quarry, which was almost entirely offset by an increase in gross margin percentage at the Pennsylvania Black and Gardenia White quarries.

Manufacturing gross profit was $5.5 million or 28.0% of manufacturing revenue for the year ended December 31, 2002 compared to $5.4 million or 24.0% of manufacturing revenue for the year ended December 31, 2001. The increase in gross margin percentage is a result of improved operations in our Barre manufacturing facility as well as a more favorable product mix in this facility compared to the same period in 2001. The sale of Lawson, which was completed in January 2002, also had a positive effect on gross margins due to the elimination of traditionally low margin customers and a strong focus on the Company's core authorized dealer network resulting in increased branded sales, which have historically had higher gross margins than branded sales. In connection with the Lawson sale, the Company entered into a seven-year contract to purchase memorials from the new owner. Although there are many alternative suppliers of granite memorials, the Company is dependent on this arrangement to provide product to its customers and believes it will continue to be favorable for the Company.

Retailing gross profit was $21.3 million or 55.4% of retailing revenue for the year ended December 31, 2002 compared to $25.5 million or 59.0% of retailing revenue for the year ended December 31, 2001. This decrease in dollars and percentage was attributable to the lower revenues in 2002 and an associated decrease in operational efficiencies.

Cemetery gross profit was $2.0 million or 43.6% of cemetery revenue for the year ended December 31, 2002 compared to $818,000 or 26.0% of cemetery revenue for the year ended December 31, 2001. The increase in gross margin percentage is a result of improved operations as the Company continues to implement strategies to achieve a stronger sales force and cut or maintain costs in the groundskeeping and maintenance operations. In addition, the company recognized approximately $400,000 in gross margin from the completion of a large project that was pre-sold as discussed above.

Selling, general and administrative expenses for 2002 decreased 2.3% to $35.9 million from $36.7 million for the year ended December 31, 2001. As a percentage of net sales, these expenses for

2002 decreased slightly to 38.8% from 39.0%. This decrease is a result of lower commission expense in the retail segment as well as a decrease in SG&A in the Company's manufacturing group due principally to the sale of the Lawson plant. These decreases were offset by increased legal expenses in the quarry segment as a result of the Eurimex arbitration proceeding (see Item 3 "Legal Proceedings") and an increase in corporate administrative expenses related, in part, to a one-time severance payment to a former Company officer.

Interest expense for the fiscal year ended December 31, 2002 decreased to $738,000 from $1.8 million for the fiscal year ended December 31, 2001. This decrease was due to lower interest rates under the Company's credit facilities as well as a reduction in debt funded by cash from operations and from the proceeds of the sale of SMI, Childs, the Royalty Quarries ("Royalty") and Lawson.

Income taxes as a percentage of earnings before taxes decreased to 27.3% in 2002 from 78.9% in 2001. The high rate in 2001 was the result of the disposition of the quarrying and manufacturing assets for which the write-down of goodwill was non-deductible for tax purposes. The 2002 tax rate is consistent with the company's historical rate.

The cumulative effect in prior years of changes in accounting principles for the year ended December 31, 2002 was a loss of $28.7 million compared to $0 for 2001. The loss consisted primarily of a write-down of $28.4 million in goodwill (net of tax benefit of $5.3 million) as a result of adopting SFAS 142 as well as a change in accounting method for quarry inventory, which resulted in a $280,000 write-down of inventory (net of tax benefit of $107,000). (See notes 2 and 3 of the financial statements for additional information.)

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Revenues for the fiscal year ended December 31, 2001 increased 4.0% to $94.3 million from $90.7 million for the year ended December 31, 2000. Quarrying revenues were $25.8 million for the year ended December 31, 2001 compared to $22.9 million for the year ended December 31, 2000. The increase was largely due to strong customer demand for Bethel and Gardenia White granite and increased revenues from the Salisbury quarry as a result of the Company implementing its "direct to the customer" sales model.

Manufacturing revenues were $22.2 million for the year ended December 31, 2001 compared to $27.2 million for the year ended December 31, 2000. The decrease was due to poor shipments in the first quarter of 2001 as a result of difficult weather conditions, a decrease in the number of independent authorized dealers, and a decrease in demand for the Company's industrial products that are sold to the high tech industry due to a general softening in that business sector. The Company's sale of Childs and SMI, which were completed in 2001, and the sale of Lawson, which was completed in January 2002, were consistent with the Company's desire to focus on the manufacture of branded memorials for its authorized retail network and its owned retail stores.

Retailing revenues were $43.2 million for the year ended December 31, 2001 compared to $40.6 million for the year ended December 31, 2000. The increase is a result of additional branded sales at the retail locations and favorable seasonal factors in 2001 which allowed for those retailers affected by weather to have greater cemetery settings in the fourth quarter of 2001 compared to the same period in 2000.

Cemetery revenues were $3.1 million for the year ended December 31, 2001. The Company acquired the cemeteries in January 2001 and had no comparable data for 2000.

Gross profit dollars for the fiscal year ended December 31, 2001 increased 10.2% to $43.0 million from $39.0 million for the fiscal year ended December 31, 2000. Consolidated gross profit percentage increased to 45.6% in fiscal 2001 from 43.1% in fiscal 2000.

Quarrying gross profit was $11.3 million or 44.0% of quarrying revenue for the year ended December 31, 2001 compared to $9.9 million or 43.1% of quarrying revenue for the year ended December 31, 2000. The increase was principally due to increased operational efficiencies at the Bethel quarry and an increase in reported revenue at the Salisbury quarry as a result of the company terminating the distribution agreement with Eurimex. See Item 3 "Legal Proceedings." These increases were partially offset by a decrease in gross profit at the Pennsylvania Black quarry due to short-term higher than anticipated quarry development costs.

Manufacturing gross profit was $5.4 million or 24.0% of manufacturing revenue for the year ended December 31, 2001 compared to $6.8 million or 25.0% of manufacturing revenue for the year ended December 31, 2000. The decline in gross profit dollars was primarily a result of the decreased revenues discussed above as well as a decrease in profitability in the industrial products business due to a general softening in the technology business sector.

Retailing gross profit was $25.5 million or 59.0% of retailing revenue for the year ended December 31, 2001 compared to $22.4 million or 55.1% of retailing revenue for the year ended December 31, 2000. This increase was primarily attributable to an increase in branded sales as a result of the Company's strong emphasis on the branding strategy.

Selling, general and administrative expenses for 2001 increased 10.6% to $36.7 million from $33.2 million for the fiscal year ended December 31, 2000. As a percentage of net sales, these expenses for 2001 increased to 39.0% from 36.6%. This increase is a result of additional legal expenses in the quarry segment as a result of the Eurimex arbitration proceedings and the higher selling expenses associated with the cemetery segment that the company acquired in January 2001.

Interest expense for the fiscal year ended December 31, 2001 decreased to $1.8 million from $2.1 million for the fiscal year ended December 31, 2000. This decrease was due to lower interest rates under the Company's credit facilities as well as a reduction in debt funded by cash from operations from and the proceeds of the sale of SMI, Childs and Royalty.

Income taxes as a percentage of earnings before taxes increased to 78.9% in 2001 from 34.4% in 2000. This increase was a result of the disposition of the quarrying and manufacturing assets for which the write down of goodwill was non-deductible for tax purposes.

Liquidity and Capital Resources

Liquidity

The Company considers its liquidity to be adequate to meet its long- and short-term cash requirements to fund operations and pursue its growth strategy. Historically the Company has met these requirements primarily from cash generated by operating activities and periodic borrowings under the commercial credit facilities described below. The Company anticipates that there may be future acquisitions as it pursues its growth strategy that may require external financing from our existing credit facility.

In January 2003, the Company repurchased 500,500 shares of its common stock for a total of $2,602,600 as part of its share buy back program. Upon completion of this transaction, the Company has repurchased a total of 676,200 shares for $3,359,269 under the share buy back program. There remains 323,800 shares authorized to be purchased under the current repurchase program. The Company will continue to repurchase shares on an opportunistic basis determined by, among other things, current debt levels, anticipated use of capital, the price of the stock and the general market conditions.

As a result of the accumulated benefit obligations of the Company's pension benefit plan exceeding the fair market value of the plans' assets, the Company has recorded a $3.1 million minimum liability, through a charge to equity during 2002 of $1.6 million, net of taxes of $679,000. This charge is reflected as a reduction to other comprehensive income (loss). In addition, the Company made a payment to fund the plan of $1.4 million in 2002, which was the maximum allowable deductible amount for tax purposes. Based on current market conditions and the related impact on the fair value of plan assets, additional funding of this extent may be warranted in the future and the Company believes it will be able to fund such contributions either from cash from operations or borrowing under its credit facilities.

Cash Flow

At December 31, 2002, the Company had cash, cash equivalents and marketable securities of approximately $6.2 million and working capital of approximately $31.5 million, compared to approximately $3.4 million and $16.8 million, respectively, at December 31, 2001 and $9.5 million and $28.9 million, respectively, at December 31, 2000.

For the fiscal year ended December 31, 2002, net cash provided by operating activities was $6.9 million compared to $11.6 million for the year ending December 31, 2001 and $4.7 million for the year ended December 31, 2000. Net income, adjusted for a total of $32.2 million in non-cash items, including the cumulative effect of a change in accounting principle net of tax effects, was $7.3 million for the year ending December 31, 2002. This compares to net income, adjusted for a total of $7.9 million in non-cash items, of $8.3 million in the corresponding period of 2001 and net income adjusted for a total of $5.6 million in non-cash items, of $8.1 million in 2000. Changes in working capital and other assets and liabilities used cash of $406,000 in the year ending December 31, 2002 which was a result of a decrease in inventory, an increase in accrued pension costs and a net difference of $1.0 million between the decrease in deferred revenue as a result of completing cemetery contracts and the cash received (represented by a decrease in prearranged receivables). These changes were offset by, among other things, an increase in receivables and an increase in intangible pension assets. In 2001, the changes in working capital and other assets and liabilities provided cash of $3.2 million as a result of increased payables as well as a decrease in receivables. In 2000, working capital changes used cash of $3.4 million. Net cash used in investing activities was $1.8 million in the year ending December 31, 2002 as a result of capital purchases which was partially offset by cash received from the sale of the Lawson facility, compared to $7.6 million used in investing activities in the corresponding period of 2001 as a result of the purchase of the cemeteries and other capital purchases partially offset by cash received in the sale of Childs, SMI and Royalty. In 2000, cash used in investing activities was $2.8 million. Net cash used in financing activities in the year ending December 31, 2002 was $2.4 million, which consisted primarily of principal payments on long-term debt funded from operations compared to $9.6 million in the corresponding period of 2001 which also consisted of principal payments on long-term debt as well as repayments of the Company's line of credit. In 2000, net cash provided by financing activities was $2.9 million which consisted of $3.3 million repayment on credit facilities which was offset by $6.5 million in new borrowings under the credit facilities which was used in 2001 for the purchase of the Cemeteries.

Capital Resources

The Company has a credit facility with the CIT Group/Business Credit ("CIT"). The facility consists of an acquisition term loan line of credit of up to $30.0 million and a revolving credit facility of up to another $20.0 million based on eligible accounts receivable, inventory and certain fixed assets. As of December 31, 2002, the Company had $12.5 million outstanding and $17.5 million available under the term loan line of credit and $4.4 million outstanding and $ 15.6 million available under the revolving credit facility.

The Company has a multi-tiered interest rate structure on its outstanding debt with CIT. As of December 31, 2002, the interest rate structure was as follows:

	Amount	Formula	Effective Rate
Revolving Credit Facility	$4.4 million	Prime - 0.50%	3.75%
Term Loans	12.5 million	LIBOR + 1.75%	3.17%

The Company can elect the interest rate structure under the credit facility based on the prime rate or LIBOR for both the revolver and the term loan. Under the credit facility, which was renewed in 2002, the interest rate structure was amended to reduce the incremental rate by 25 basis points, which would currently place the revolver at LIBOR plus 1.50%. The interest rate structure on the revolver based on the prime rate remains unchanged at Prime less .50%, and the interest rate structure on the Term Loan under either the Prime Rate or the LIBOR election is unchanged at LIBOR plus 1.75% or Prime less .25%.

The incremental rate above or below prime and above LIBOR is based on the Company's Funded Debt to Net Worth Ratio and the Company is currently at the most favorable increments available.

As of December 31, 2002, the Company also had $4.0 million CDN available and $0 outstanding under a demand revolving line of credit with the Royal Bank of Canada.

Contractual Obligations

Contractual Cash Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt (1)	$13,037,666	$ 205,311	$ 61,024	$12,520,334	$ 250,997
Operating Leases (2)	2,755,535	1,035,263	1,120,659	599,613	—
Purchase Obligations (3)	18,000,000	3,000,000	6,000,000	6,000,000	3,000,000
Total Obligations	$33,793,201	$4,240,574	$7,181,683	$19,119,947	$3,250,997

(1) Long-Term Debt consists of various notes payable (see note 6 of the financial statements) for general business use and strategic acquisitions, which will be funded from a combination of cash flow from operations and its existing credit facilities.

(2) Operating Leases are principally for real estate (see note 4 of the financial statements) and will be funded from a combination of cash flow from operations and its existing credit facilities.

(3) The purchase obligation is a supply agreement with Adams Granite Co. The Company has agreed to purchase a minimum of $3,000,000 of monuments from Adams Granite each year for a term of seven years with various stipulations as to variations from the "minimum order" and pricing agreements (see note 4 of the financial statements), and will be funded from a combination of cash flow from operations and its existing credit facilities.

The Company's primary need for capital will be to maintain and improve its manufacturing, quarrying, and retail facilities and to finance acquisitions as part of its growth strategy. The Company has approximately $5.0 million budgeted for capital expenditures in 2003. The Company believes that the combination of cash flow from operations, its existing credit facilities, and/or its new credit facility will be sufficient to fund its operations for at least the next twelve months.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 145, "Rescission of FASB Statements No.'s 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections," effective for fiscal years beginning May 15, 2002 or later. It rescinds SFAS No. 4, "Reporting Gains and Losses From Extinguishments of Debt," SFAS No. 64, "Extinguishments of Debt to Satisfy Sinking-Fund Requirements," and SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement also amends SFAS No. 13, "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company does not believe the impact of adopting SFAS No. 145 will have a material impact on its financial statements.

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company is assessing the impact adoption of SFAS No. 146 will have on its financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirements will be effective for the Company's second quarter of fiscal 2003. Management does not expect the adoption of FIN 45 to have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of SFAS 123." SFAS No. 148 provides additional transition guidance for those entities that elect to voluntarily adopt the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Furthermore, SFAS No. 148 mandates new disclosures in both interim and year-end financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have a material impact on the Company's financial position or results of operation.

Seasonality

Historically, the Company's operations have experienced certain seasonal patterns. Generally the Company's net sales have been highest in the second or third quarter and lowest in the first quarter of each year due primarily to weather. Cemeteries in northern areas generally do not accept granite memorials during winter months when the ground is frozen because they cannot be properly set. In addition, the Company typically closes certain of its Vermont and Canadian quarries during these months because of increased operating costs attributable to adverse weather conditions. As a result, the Company has historically incurred a net loss during the first three months of each calendar year.

Quantitative and Qualitative Disclosures about Market Risk

The Company has financial instruments that are subject to interest rate risk, principally debt obligations under its credit facilities. Historically, the Company has not experienced material gains or losses due to interest rate changes. Based on the Company's current variable rate debt obligations, the Company believes its exposure to interest rate risk is not material.

The Company is subject to foreign currency exchange rate risk primarily from the operations of its Canadian subsidiary. Based on the size of this subsidiary and the Company's corresponding exposure to changes in the Canadian/U.S. dollar exchange rate, the Company does not consider its market exposure relating to currency exchange to be material.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There are no disagreements between the Company and KPMG, LLP on any matter of accounting principles and practices, financial statement disclosure or auditing scope or procedures during 2002.

Risk Factors That May Affect Future Results

The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or which are currently deemed immaterial may also impair our business, financial condition and results of operations. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected.

Our continued growth depends, at least in part, on acquisitions, which involve numerous risks that could negatively affect our earnings and financial condition.

Our ability to continue to grow depends in part upon the acquisition of additional companies. We cannot assure you that we will identify suitable acquisition candidates, or that we will be able to consummate transactions on acceptable terms. Further, even if we successfully acquire additional companies, we cannot assure you that we will be able to successfully integrate the operations of such companies with our own. We intend to finance acquisitions through a combination of available cash resources, bank borrowings, and, in appropriate circumstances, the issuance of equity and/or debt securities. Acquiring additional companies will have a significant effect on our financial position, and could cause substantial fluctuations in our quarterly and yearly operating results. Also, acquisitions may result in the recording of significant goodwill and intangible assets on the Company's financial statements, the write-off of which would reduce reported earnings at the point in time the goodwill is deemed impaired. With respect to retail acquisitions, goodwill impairment could be incurred at the closing of the acquisition.

Opening new stores is a component of our growth strategy and entails uncertainties and risks that could adversely affect our profitability.

Our ability to continue to grow our retail business will depend in part upon our ability to open new retail stores in selected locations. Our success in opening new retail stores will depend on our ability to identify suitable locations for opening new retail stores on acceptable terms, our ability to attract and retain competent management and sales personnel, and our ability to form strategic alliances and relationships with local funeral homes, cemeteries and other death care professionals, and our ability to attract customers to our new stores. It is unlikely that new retail stores that we open will generate significant profits in the early stages, and many new stores will lose money for the first few years of operation. Accordingly, opening new retail stores may adversely affect our business or profitability.

If we are unable to maintain our relationships with independent retailers, our sales may not continue to grow and could decline.

We have historically sold our granite memorials to consumers through independent retailers. Over the past five years, we have acquired 26 retailers with approximately 100 retail outlets in 15 states. However, we are still dependent in part on our independent retailers for the successful distribution of our products to the ultimate customer. We have no control over the independent retailers' operations, including such matters as retail price, advertising and marketing. Three important components of our growth strategy are to continue to acquire retailers, open new retail stores in selected markets and pursue strategic alliances with funeral homes, cemetery owners, and other death care professionals. Although we have taken steps to reduce conflicts between our owned retail stores and our independent retailers, the implementation of these elements of our strategy has in the past been, and may in the future be construed by some of our existing independent retailers as an effort to compete with them. These issues may continue to arise as we pursue our growth strategy. In certain cases this has adversely affected their relationship with us and caused them to decrease or cease their purchases of our products. In addition, the granite memorial retail industry is characterized by significant barriers to entry created by local heritage, community presence and tradition. Consequently, we have experienced, and may continue to experience difficulty replacing retailers or entering particular retail markets in the event of a loss of an independent retailer. We cannot assure you that we will be able to maintain our existing relationships or establish new relationships with independent retailers. Disruption in our relationships with independent retailers could impede our sales growth or cause sales to decline, which would adversely affect our business and financial results.

If we lose our key personnel, or are unable to attract and retain additional qualified personnel, our business could suffer.

Our operations and the implementation of our operating and growth strategies, such as integration of acquisitions and the opening of new retail stores, are management intensive. We are substantially dependent upon the abilities and continued efforts of Kurt M. Swenson, our Chairman, President and Chief Executive Officer, and other senior management. Our business is also dependent on our ability to continue to attract and retain a highly skilled retail, quarrying and manufacturing workforce, including sales managers and counselors, stone cutters, sand blasters, sculptors and other skilled artisans. The loss of the services of Mr. Swenson, other members of the Company's senior management or other highly skilled personnel could adversely affect our business and operating results.

We face intense competition and, if we are unable to compete successfully, we may be unable to increase our sales, which would adversely affect our business and profitability.

The dimension stone industry is highly competitive. The Company competes with other dimension stone quarriers, including quarriers of granite, marble, limestone, travertine and other natural stones. The Company also competes with manufacturers of so-called "engineered stone" as well as manufacturers of other building materials like concrete, aluminum, glass, wood and other materials. The Company competes with providers of these materials on the basis of price, availability of supply, end-user preference for certain colors, patterns or textures, and other factors.

The granite memorial industry is also highly competitive. The Company competes with other granite quarriers and manufacturers in the sale of granite blocks on the basis of price, color, quality, geographic proximity, service, design availability, production capacity, availability of supply and delivery options. All of the Company's colors of granite are subject to competition from granite blocks of similar color supplied by quarriers located throughout the world. There are approximately 140 manufacturers of granite memorials in North America. There are also manufacturers of granite memorials in India, South Africa, China and Portugal that sell finished memorials in North America.

The Company's quarrying and manufacturing competitors include both domestic and international companies, some of which may have greater financial, technical, manufacturing, marketing and other resources than the Company. Foreign competitors of the Company may have access to lower cost labor and better commercial deposits of memorial grade granite, and may be subject to less restrictive regulatory requirements than the Company. For example, companies in South Africa, India, China and Portugal manufacture and export finished granite memorials into North America which compete with the Company's products.

The competition for retail sales of granite memorials faced by the Company's retail outlets is also intense and is based on price, quality, service, design availability and breadth of product line. Competitors include funeral home and cemetery owners, including consolidators, which have greater financial resources than the Company, as well as approximately 3,000 independent retailers of granite memorials located outside of cemeteries and funeral homes.

The sale of cemetery lots and related products is highly competitive. The competition is based upon price, geographic location, and the overall aesthetics, maintenance and upkeep of the cemetery. Competitors include churches and municipalities that own and operate cemeteries, and other cemetery owners, including consolidators, which may have greater financial resources that the Company.

We cannot assure you that domestic or foreign competition will not adversely impact our business.

Sales of our products are seasonal and may cause our quarterly operating results to fluctuate.

Historically, our operations have experienced certain seasonal patterns. Generally, our net sales are highest in the second or third quarter and lowest in the first quarter of each year due primarily to weather. Cemeteries in northern regions generally do not accept granite memorials during winter months when the ground is frozen because they cannot be properly set. We typically close certain of our Vermont and Canadian quarries during these months because of increased operating costs attributable to weather conditions. We have historically incurred an aggregate net loss during the first six months of each calendar year. Our operating results may vary materially from quarter to quarter due to, among other things, acquisitions, changes in product mix and limitations on the timing of price increases, making quarterly year-to-year comparisons less meaningful.

Our competitive position could be harmed if we are unable to protect our intellectual property rights.

We believe that our tradenames, brands, designs and other intellectual property are of great value, and we rely on trademark, copyright and other proprietary rights laws to protect our rights to this valuable intellectual property. Third parties may in the future try to challenge our ownership of our intellectual property. In addition, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. We may need to resort to litigation in the future to protect our intellectual property rights, which could result in substantial costs and diversion of resources. Our failure to protect our intellectual property rights, most notably, the *Rock of Ages* trademark, could have a material adverse effect on our business and competitive position.

The increasing trend toward cremation, and potential declines in memorialization for other reasons, may result in decreased sales of our products.

There is an increasing trend toward cremation in the United States. According to the Cremation Association of North America, or CANA, cremation was used in approximately 25% of the deaths in the United States in 2000, compared to approximately 17% in 1990, and CANA expects this rate to rise to approximately 40% by 2010. While we continue to believe that most families will choose to memorialize their loved ones, regardless of whether they choose cremation over a traditional burial, to the extent increases in cremation rates result in decreases in memorialization rates, this decrease will result in a decline in our memorial sales, which would adversely affect our business and results of operations.

Our business is also subject to the risk that memorialization rates may decline over time for other reasons. Certain cemeteries have in the past and may in the future limit the use of granite memorials as a memorialization option. To the extent that general memorialization rates or the willingness of cemeteries to accept granite memorials declines, this decline could adversely affect our business.

Our business is subject to a number of operating risks that are difficult to predict and manage.

Our quarry and manufacturing operations are subject to numerous risks and hazards inherent in those industries, including among others, unanticipated surface or underground conditions, varying memorial grade granite recovery rates due to natural cracks and other imperfections in granite quarries, equipment failures, accidents and worker injuries, labor issues, weather conditions and events, unanticipated transportation costs and price fluctuations. As a result, actual costs and expenditures, production quantities and delivery dates, as well as revenues, may differ materially from those anticipated, which could adversely affect our operating results.

Our international operations may expose us to a number of risks related to conducting business in foreign countries.

We derived approximately 23% of our revenues in fiscal 2002 from sales outside the United States, with approximately 9% of revenues in fiscal 2002 from sales in Canada by the Company's Canadian subsidiaries. In prior years such percentage represented by international sales has been higher. Foreign sales are subject to numerous risks, including currency conversion risks, limitations (including taxes) on the reparation of earnings, slower and more difficult accounts receivable collection and greater complication and expense in complying with foreign laws.

Sales of our ancillary products are cyclical, which may adversely affect our operating results.

The markets for our industrial precision products, which include machine base and surface plates that are utilized in the automotive, aeronautic, computer, machine tool, optical, precision grinding and inspection industries, and granite press rolls used in the manufacture of paper, are subject to substantial cyclical variations. Sales of these products have declined significantly as a result of the recent general economic downturn and may continue to decline upon a future or sustained downturn in, or as a result of uncertainties regarding current and future economic conditions that generally affect, such industries. We cannot assure you that changes in the industries to which we sell our precision products will not adversely affect our operating results.

Existing stockholders are able to exercise significant control over us.

Kurt M. Swenson and his brother, Kevin C. Swenson, collectively have 63% of the total voting power of all outstanding shares of our common stock, and will therefore be in a position to control the outcome of most corporate actions requiring stockholder approval, including the election of directors and the approval of transactions involving a change in control of the Company.

We may incur substantial costs to comply with government regulations.

Our quarry and manufacturing operations are subject to substantial regulation by federal and state governmental statutes and agencies, including the federal Occupational Safety and Health Act, the Mine Safety and Health Administration and similar state and Canadian authorities. Our operations are also subject to extensive laws, and regulations administered by the United States Environmental Protection Agency and similar state and Canadian authorities, for the protection of the environment, including but not limited to those relating to air and water quality, solid and hazardous waste handling and disposal. These laws and regulations may require parties to fund remedial action or to pay damages regardless of fault. Environmental laws and regulations may also impose liability with respect to divested or terminated operations even if the operations were divested or terminated many years ago. In addition, current and future environmental or occupational health and safety laws, regulations or regulatory interpretations may require significant expenditures for compliance, which could require us to modify or curtail our operations. We cannot predict the effect of such laws, regulations or regulatory interpretations on our business, financial condition or results of operations. While we expect to be able to continue to comply with existing environmental and occupational health and safety laws and regulations, any material non-compliance could adversely affect our business and results of operations.

Provisions of our corporate organizational documents and Delaware law could delay or prevent a change in control of the Company, even if it would be beneficial to our stockholders.

Certain provisions contained in our Certificate of Incorporation and By-laws:

- grant ten votes per share to each share of Class B Common Stock;
- divide the Board of Directors into three classes, each of which will have a different three-year term;
- provide that the stockholders may remove directors from office only for cause and by a supermajority vote;
- provide that special meetings of the stockholders may be called only by the Board of Directors or certain Company officers and not by stockholders;
- establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at annual stockholders' meetings;
- authorize the issuance of preferred stock. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of, or be dilutive to, the holders of our Common Stock.

Certain of these provisions may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals that a stockholder may consider favorable. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit or delay large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us.

Rock of Ages Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(With Independent Auditors' Report Thereon)

Table of Contents

Independent Auditors' Report

The Board of Directors Rock of Ages Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Rock of Ages Corporation and Subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rock of Ages Corporation and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for its quarry inventory from the first-in, first-out method to the specific annual average cost method.

KPMG LLP

KPMG LLP

February 21, 2003
Boston, Massachusetts

Rock of Ages Corporation and Subsidiaries

Consolidated Balance Sheets

December 31, 2002 and 2001

ASSETS (note 6)	2002	2001
Current assets:		
Cash and cash equivalents	$ 6,185,263	$ 3,435,181
Trade receivables, less allowance for doubtful accounts of $1,046,124 in 2002 and $1,547,923 in 2001 (note 5)	17,670,481	16,119,068
Due from affiliates (note 11)	—	102,554
Inventories (notes 3 and 5)	21,654,387	22,680,187
Income taxes receivable	213,133	12,974
Deferred tax assets (note 8)	859,832	694,000
Assets held for sale (note 16)	—	2,546,216
Other current assets	4,125,250	4,103,375
Total current assets	50,708,346	49,693,555
Property, plant and equipment:		
Granite reserves and development costs	15,339,834	15,838,230
Land	9,227,410	9,123,662
Buildings and land improvements	15,609,258	14,465,284
Machinery and equipment	26,156,207	25,726,213
Furniture and fixtures	2,354,042	1,667,789
Construction-in-process	640,843	80,923
	69,327,594	66,902,101
Less accumulated depreciation, depletion and amortization	25,406,288	23,758,832
Net property, plant and equipment	43,921,306	43,143,269
Other assets:		
Cash surrender value of life insurance, net of loans of $77,496 in 2002 and $65,217 in 2001	765,719	811,139
Intangibles, less accumulated amortization of $482,873 in 2002 and $4,667,568 in 2001 (note 2)	574,350	34,492,234
Debt issuance costs, less accumulated amortization of $66,212 in 2002 and $175,819 in 2001	303,752	50,225
Due from affiliates (note 11)	80,883	128,928
Deferred tax assets (note 8)	6,249,168	873,000
Intangible pension asset (note 9)	1,135,798	221,869
Prearranged receivables (note 1)	14,013,176	15,388,492
Cemetery Property, at cost (note 1)	6,056,049	5,997,568
Other	2,025,483	2,992,559
Total other assets	31,204,378	60,956,014
Total assets	$125,834,030	$153,792,838

See accompanying notes to consolidated financial statements

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current liabilities:		
Borrowings under lines of credit (note 5)	$ 4,385,486	$ 3,970,402
Current installments of long-term debt (note 6)	205,312	14,671,315
Deferred compensation payable (note 9)	323,659	278,649
Trade payables	1,957,291	1,945,625
Accrued expenses	5,000,941	5,236,561
Due to affiliates (note 11)	9,027	—
Income taxes payable	—	85,875
Customer deposits	7,318,316	6,711,080
Total current liabilities	19,200,032	32,899,507
Long-term debt, excluding current installments (note 6)	12,832,354	322,500
Deferred compensation (note 9)	4,649,049	4,070,293
Prearranged deferred revenue	21,845,430	24,224,212
Accrued pension cost (note 9)	2,690,765	390,987
Accrued post-retirement benefit cost (note 9)	834,482	779,093
Other	1,136,286	1,435,904
Total liabilities	63,188,398	64,122,496
Commitments and contingencies (note 4)		
Stockholders' equity (note 10):		
Preferred stock - $.01 par value; 2,500,000 shares authorized No shares issued and outstanding	—	—
Common stock – Class A, $.01 par value; 30,000,000 shares authorized; issued and outstanding 4,916,336 and 5,014,408 in 2002 and 2001, respectively	49,193	50,144
Common Stock – Class B, $01 par value; 15,000,000 shares authorized; issued and outstanding 2,756,395 and 2,787,021 in 2002 and 2001, respectively, convertible into equivalent shares of Class A common stock	27,564	27,870
Additional paid-in capital	68,573,821	69,066,548
(Accumulated deficit) retained earnings	(3,441,730)	21,473,481
Accumulated other comprehensive income (loss)	(2,563,216)	(947,701)
Total stockholders' equity	62,645,632	89,670,342
Total liabilities and stockholders' equity	$125,834,030	153,792,838

Rock of Ages Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Net revenues:			
Quarrying	$ 29,734,888	$25,774,536	$22,886,916
Manufacturing	19,726,136	22,227,965	27,183,417
Retailing	38,448,279	43,159,474	40,622,169
Cemeteries	4,604,216	3,142,682	—
Total net revenues	92,513,519	94,304,657	90,692,502
Cost of revenues:			
Quarrying	16,751,045	14,427,461	13,015,779
Manufacturing	14,204,750	16,806,213	20,382,475
Retailing	17,134,309	17,698,738	18,233,141
Cemeteries	2,595,057	2,324,238	—
Total cost of revenues	50,685,161	51,256,650	51,631,395
Gross profit:			
Quarrying	12,983,843	11,347,075	9,871,137
Manufacturing	5,521,386	5,421,752	6,800,942
Retailing	21,313,970	25,460,736	22,389,028
Cemeteries	2,009,159	818,444	—
Total gross profit	41,828,358	43,048,007	39,061,107
Selling, general and administrative expenses	35,868,249	36,706,809	33,163,621
Loss on disposal of assets (note 16)	—	2,534,091	—
Income from operations	5,960,109	3,807,107	5,897,486
Interest expense	738,108	1,757,929	2,143,226
Income before provision for income taxes and cumulative effect of changes in accounting principle	5,222,001	2,049,178	3,754,260
Provision for income taxes (note 8)	1,426,914	1,616,400	1,290,764
Net income before cumulative effect of changes in accounting principles	3,795,087	432,778	2,463,496
Cumulative effect in prior years of changes in accounting principles (net of tax benefit of $5,459,151) (notes 2 and 3)	(28,710,298)	—	—
Net income (loss)	$(24,915,211)	$ 432,778	$ 2,463,496
Net income (loss) per share – basic:			
Net income before cumulative effect of changes in accounting principles	$0.48	$0.06	$0.33
Cumulative effect in prior year of a change in accounting principle (net of tax benefit of $5,459,151)	(3.65)	—	—
Net income (loss) per share	$ (3.17)	$0.06	$0.33
Net income (loss) per share – diluted:			
Net income before cumulative effect of changes in accounting principles	$ 0.48	$0.06	$0.33
Cumulative effect in prior year of changes in accounting principles (net of tax benefit of $5,459,151)	(3.64)	—	—
Net income (loss) per share	$ (3.16)	$0.06	$0.33
Pro Forma amounts assuming the specific annual average cost method of valuing quarry inventory is applied retroactively			
Net income before cumulative effect changes in accounting principles	—	562,634	2,278,183
Earnings per share – basic	—	0.07	0.31
Earnings per share – diluted	—	0.07	0.30
Weighted average number of common shares outstanding – basic	7,847,821	7,605,785	7,447,460
Weighted average number of common shares outstanding–diluted	7,880,161	7,675,990	7,575,839

See accompanying notes to consolidated financial statements.

Rock of Ages Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2002, 2001 and 2000

	Number of Shares Issued and Outstanding							
	Class A Common Stock (Shares)	Class B Common Stock (Shares)	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 1999	4,328,171	3,115,746	$43,282	$31,157	$67,909,375	$18,577,207	$ (179,359)	$86,381,662
Comprehensive income:								
Net income	—	—	—	—	—	2,463,496	—	2,463,496
Cumulative translation adjustment	—	—	—	—	—	—	(212,963)	(212,963)
Total comprehensive income								2,250,533
Conversion of common stock	343,626	(343,626)	3,436	(3,436)	—	—	—	—
Exercise of options	—	84,318	—	843	303,257	—	—	304,100
Repurchase of stock	(6,578)	(30,000)	(66)	(300)	(216,405)	—	—	(216,771)
Balance at December 31, 2000	4,665,219	2,826,438	$46,652	$28,264	$67,996,227	$21,040,703	$ (392,322)	$88,719,524
Comprehensive income:								
Net income	—	—	—	—	—	432,778	—	432,778
Cumulative translation adjustment	—	—	—	—	—	—	(396,382)	(396,382)
Minimum pension liability	—	—	—	—	—	—	(158,997)	(158,997)
Total comprehensive income								(122,601)
Conversion of common stock	359,999	(359,999)	3,600	(3,600)	—	—	—	—
Exercise of options	—	320,582	—	3,206	1,186,421	—	—	1,189,627
Repurchase of stock	(10,810)	—	(108)	—	(116,100)	—	—	(116,208)
Balance at December 31, 2001	5,104,408	2,787,021	$50,144	$27,870	$69,066,548	$21,473,481	$ (947,701)	$89,670,342
Comprehensive income:								
Net income (loss)	—	—	—	—	—	(24,915,211)	—	(24,915,211)
Cumulative translation adjustment	—	—	—	—	—	—	32,684	32,684
Minimum pension liability, net of taxes of $678,631	—	—	—	—	—	—	(1,648,199)	(1,648,199)
Total comprehensive income								(26,530,726)
Conversion of common stock	45,626	(45,626)	456	(456)	—	—	—	—
Exercise of options	35,002	15,000	350	150	262,185	—	—	262,685
Repurchase of stock	(175,700)	—	(1,757)	—	(754,912)	—	—	(756,669)
Balance at December 31, 2002	4,919,336	2,756,395	$49,193	$27,564	$68,573,821	$(3,441,730)	$(2,563,216)	$62,645,632

See accompanying notes to consolidated financial statements.

Rock of Ages Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$(24,915,211)	$ 432,778	$2,463,496
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on sale of assets	—	1,734,088	—
Depreciation, depletion and amortization	3,497,300	4,461,697	4,670,803
Write down of goodwill	33,781,555	—	382,864
Decrease (increase) in cash surrender value of life insurance	45,420	788,348	(74,355)
Loss on assets held for sale	—	800,003	—
Loss on sale of property, plant and equipment	22,633	196,905	172,198
Cumulative effect of a change in inventory method	387,521	—	—
Deferred taxes	(5,542,000)	(72,092)	452,377
Changes in operating assets and liabilities:			
Decrease (increase) in trade receivables	(1,551,413)	1,643,054	(1,353,744)
Decrease (increase) in due to/from related parties	159,626	135,821	(272,014)
Decrease (increase) in inventories	638,279	(100,095)	494,930
Decrease (increase) in other current assets	(16,800)	368,823	(600,559)
Decrease (increase) in intangible pension asset	(913,929)	(102,386)	(119,483)
Decrease in prearranged receivables	1,375,316	449,714	—
Increase in cemetery property	(58,481)	(211,917)	—
Decrease (increase) in other assets	1,212,000	(79,292)	(58,603)
Increase (decrease) in trade payables	11,666	258,203	(348,629)
Increase (decrease) in accrued expenses	(235,620)	1,612,702	1,014,791
Increase (decrease) in income taxes payable/receivable	(286,034)	594,160	(1,365,039)
Increase (decrease) in customer deposits	607,236	(56,457)	(552,117)
Increase (decrease) in deferred compensation	623,766	803,730	(112,831)
Increase (decrease) in accrued pension cost	651,579	(47,610)	(62,593)
Increase in accrued post-retirement benefit cost	55,389	73,556	70,732
Decrease in prearranged deferred revenue	(2,378,782)	(1,029,438)	—
Increase (decrease) in other liabilities	(299,618)	(1,083,457)	(118,941)
Net cash provided by operating activities	6,871,398	11,570,838	4,683,283
Cash flows from investing activities:			
Purchases of property, plant and equipment	(4,061,070)	(3,752,960)	(2,884,389)
Proceeds from sale of assets	2,296,216	3,263,038	884,586
Acquisitions, net of cash acquired	—	(7,043,366)	(655,081)
Increase in intangible assets	—	(28,050)	(152,164)
Net cash used in investing activities	(1,764,854)	(7,561,338)	(2,807,048)
Cash flows from financing activities:			
Net borrowings (repayments) under lines of credit	415,084	(6,369,858)	(3,279,586)
Debt issuance costs	(319,752)	—	—
Proceeds from long-term debt	—	—	6,500,000
Principal payments on long-term debt	(1,956,149)	(4,325,222)	(417,387)
Net stock transactions	(493,984)	1,073,419	87,330
Net cash provided by (used in) financing activities	(2,354,801)	(9,621,661)	2,890,357
Effect of exchange rate changes on cash	(1,661)	(454,023)	(142,441)
Net increase (decrease) in cash and cash equivalents	2,750,082	(6,066,184)	4,624,151
Cash and cash equivalents, beginning of year	3,435,181	9,501,365	4,877,214
Cash and cash equivalents, end of year	$ 6,185,263	$ 3,435,181	$9,501,365

See accompanying notes to consolidated financial statements.

Rock of Ages Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 738,108	$1,757,929	$2,143,226
Income taxes	1,344,453	1,003,249	2,209,383

Supplemental non-cash investing and financing activities:

The Company recorded an adjustment for an increase in the minimum pension liability of $3,240,759 and $380,866 and an increase in the intangible asset for pension of $913,929 and $102,386 in 2002 and 2001, respectively.

During the third quarter of 2001 the Company completed the sale of SMI and Childs manufacturing plants in Elberton, Georgia in a non-cash transaction in which a note receivable was recorded for $1,640,000.

During 2000 the Company increased intangibles and other long-term liabilities for $420,000 relating to covenants-not-to-compete.

	2002	2001	2000
Acquisitions:			
Assets acquired	$ —	$34,560,804	$780,777
Liabilities assumed and issued	—	(27,517,438)	(125,696)
Common stock issued	—	—	—
Cash paid	—	7,043,366	655,081
Costs related to acquisitions	—	—	—
Less cash acquired	—	—	—
Net cash paid for acquisitions	$ —	$ 7,043,366	$655,081

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

1. *Summary of Significant Accounting Policies*

Rock of Ages Corporation and Subsidiaries (the "Company") is an integrated quarrier, manufacturer, wholesaler and retailer of granite and products manufactured from granite. The Company also owns and operates cemeteries.

A. *Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

B. *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

C. *Inventories*

Inventories are stated at the lower of cost or market. Cost is determined using the specific annual average cost method for the retail, manufacturing and cemetery segments. During the fourth quarter 2002, the Company changed its method of accounting for its granite block inventory from the first-in, first-out method to the specific annual average cost method as discussed in note 3.

The portion of developed cemetery property that management estimates will be used in the next twelve months is included in inventories. All other developed cemetery property is classified as a noncurrent asset and is included in cemetery property.

D. *Depreciation, Depletion and Amortization*

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line and declining balance methods, based upon the following estimated useful lives:

Buildings and land improvements	5 to 40 years
Machinery and equipment	3 to 20 years
Furniture and fixtures	5 to 12 years

Depreciation expense amounted to $3,091,734, $3,015,215 and $3,174,615 in 2002, 2001 and 2000, respectively, which includes depreciation related to equipment under capital leases.

Cost depletion and amortization of granite reserves and development costs are provided by charges to operations based on cubic feet produced in relation to estimated reserves of the property. Cost depletion and amortization charged to operations amounted to $203,011, $62,767 and $41,228 in 2002, 2001 and 2000, respectively.

E. *Intangibles*

Intangible assets include both goodwill and amortizable intangible assets. Amortizable intangible assets (those intangible assets with definite estimated useful lives) are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives. The Company assesses the recoverability of its amortizable intangible assets in accordance with SFAS 144 by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows. If projections indicate that the unamortized asset will not be recovered, an adjustment would be made to reduce the net asset to fair value. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," and goodwill is no longer amortized, but instead tested for impairment at least annually. The Company tests goodwill for impairment on an annual basis by comparing the fair value of its reporting units to their fair value. As discussed in note 2, the Company wrote off its goodwill as of January 1, 2002 in connection with the transitional impairment test.

F. *Debt Issuance Costs*

The Company amortizes debt issuance costs using the straight-line method over the term of the related borrowing. Amortization expense was $66,212, $42,725 and $42,725 in 2002, 2001 and 2000, respectively.

G. *Foreign Currency Translation*

The Company translates the accounts of its foreign subsidiaries in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, under which all assets and liabilities are translated at the rate of exchange in effect at year-end. Revenue and expense accounts are translated using weighted average exchange rates in effect during the year. Gains or losses from foreign currency translation are charged to accumulated other comprehensive income that is included in stockholders' equity in the accompanying consolidated balance sheets.

H. *Income Taxes*

The Company files its U.S. Federal income tax returns on a consolidated basis. Rock of Ages Canada, Inc., a wholly-owned subsidiary, is responsible for income taxes in Canada.

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date.

The Company is allowed to claim percentage depletion, under IRS Code Section 613, for tax purposes based upon income derived from quarrying operations.

The Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes was required on such earnings during the three years ended December 31, 2002. Additional taxes could be due if these earnings were distributed. During 2002, the Company received a $1,525,188 cash distribution from the Canadian subsidiary. No incremental U.S. taxes were due on this distribution as a result of available foreign tax credits and state tax losses.

I. *Stock-based Employee Compensation*

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Which is an amendment of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and continues to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock plans. If the Company had elected to recognize compensation cost for all of the plans based upon the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

	2002	2001	2000
Net income (loss), as reported	$(24,915,211)	$432,778	$2,463,469
Net income (loss), pro forma	(25,180,947)	89,342	2,202,163
Net income (loss) per share, pro forma	(3.21)	0.01	0.30
Net income (loss) per share – assuming dilution, pro forma	(3.20)	0.01	0.29

Pro forma net income reflects only options granted subsequent to December 31, 1995 and is not necessarily indicative of future effects on net income. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting periods and compensation cost only for options granted after January 1, 1996.

The fair value of each option grant is estimated on the date of grant. Options granted prior to 1997 were valued using the Minimum Value Method with the following weighted average assumptions: risk-free interest rate of 6%; dividend yield of $0; and expected lives of four (4) years. The per share weighted average of stock options granted during 2002 and 2000 was $4.06 and $2.32, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 3.9% and 6%; dividend yield of $0; expected volatility of 61% and 52%, and expected lives of five (5) and four (4) years, respectively. There were no stock options granted in 2001.

J. *Pension and Other Post-Retirement Plans*

The Company has a defined benefit pension plan covering substantially all of its Vermont-based non-union employees. The benefits are based on years of service and the employee's compensation. The cost of this program is being funded currently.

The Company has a salary continuation plan that covers certain employees who have deferred compensation agreements with the Company. The Company measures the costs of its obligations based on actuarial estimates. The Company recognizes net periodic costs as employees render the necessary services to earn the deferred compensation benefits.

The Company also sponsors a defined benefit post-retirement health care plan for certain early retirees and defined benefit post-retirement group life insurance plans for all Vermont-based union and non-union employees. The Company measures the costs of its obligation based on actuarial estimates and recognizes net periodic costs as retirees and employees render the services necessary to earn the post-retirement benefits.

K. *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

L. *Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of*

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. The Company reports assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.

M. *Revenue Recognition*

Manufacturing and Retailing

The manufacturing division recognizes revenue upon shipment of finished orders from the manufacturing plant. The retailing division recognizes revenue upon the setting of the memorial. In certain instances, the Company may enter into an agreement with a customer that provides for extended payment terms, generally up to two years from either the date of setting of the memorial or, in certain instances, upon the settlement of an estate.

Quarrying

The quarry division recognizes revenue from sales of granite blocks when the granite is shipped or when the customer selects and identifies the block at the quarry site and the customer requests the Company to store the block. At that time, the block is removed from the Company's inventory, the customer's name is printed on the block, and title and risk of ownership passes to the buyer. In many cases, granite blocks owned by customers remain on the Company's property for varying periods of time after title passes to the buyer. Payment terms are less 5% 30 days, net 30 days, except the December terms described below. Sales of the Company's blocks are FOB quarry and the Company retains the obligation to load customer's blocks on trucks. At its Barre, Vermont location, sales are FOB Barre, Vermont and the Company retains a delivery obligation using the Company's trucks for block customers in Barre. The customer may take delivery at any time determined by the customer, but all invoices must be paid in accordance with their terms when due whether or not the customer requests delivery.

The Company considers the earnings process substantially complete despite the Company's obligations to load the blocks, and, in the case of its Barre customers, deliver the blocks, because the cost of delivery service is inconsequential (less than 3%) in relation to the selling price. Further, under industry terms of trade, title passes and the payment obligation is established when the block is identified to a particular customer and transaction.

In December each year, the Company provides special 90-day payment terms at its Barre quarries for all block purchased in the month of December. The reason for this is that the Barre quarries are generally closed from mid-December through mid-March because of weather. The quarry customer's manufacturing plants remain open during most of this period, however, and most prefer to assure they own blocks of a size and quality selected by them prior to the quarries' closure. All blocks purchased in December on deferred payment terms are invoiced on or about December 31 and removed from the Company's inventory with title passing to the buyer. Payment terms are one-third of the invoice amount on January 15, one-third on February 15, and one-third on March 15. The program provides essentially the normal 30-day payment terms during the months when the quarry is closed notwithstanding the customer's purchase of a three months supply in December. Customers need not use these terms and may buy from inventory during the closure period on a first-come, first-served basis with normal 30-day terms.

Cemeteries

In 2001, the Company acquired 16 cemeteries (see Note 15). Cemetery activity is accounted for in the manner described below.

For pre-need sales of interment rights, the associated revenue and all costs to acquire the sale are recognized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate." Under Statement No. 66, recognition of revenue and costs must be deferred until 20% of the property sale price has been collected.

For pre-need sales of merchandise, primarily vaults and markers, the associated revenue and all costs to acquire them are deferred until the merchandise is delivered or certain conditions are met.

For pre-need sales of markers, the associated revenue and all costs will be recognized when the marker has been cast/manufactured and engraved for the customer, title and risk of loss has been transferred to the customer, the customer obtains a certificate of ownership and the marker has been attached to the realty of the cemetery or at the request of the customer, the marker has been properly segregated, identified by the customer and stored in an acceptable manner.

Multiple element arrangements and service fee revenue are recognized using timing appropriate to each individual element. Service fee revenue, including delivery and installation fees or grave opening and closing fees, are not recognized prior to the time the services are performed.

Cemetery merchandise trust earnings are deferred until the underlying merchandise is delivered. The revenue is included in the prearranged deferred revenue line item on the balance sheet.

The customer contract receivables and deferred revenue associated with prearranged cemetery contracts are recognized in the Company's balance sheet as prearranged receivables and prearranged deferred revenue at the date a customer contract is signed provided they meet the definitions of assets and obligations as set forth in Statement of Financial Concepts No. 6, "Elements of Financial Statements" (CON6) and satisfy the fundamental recognition criteria set forth in Statement of Financial Concepts No. 5, "Recognition and Measurement in Financial Statements of Business Enterprises" (CON5).

With respect to the sale of cemetery property, whether preneed or at-need, the Company is generally required by state law to place into a perpetual care trust, a portion, usually 10 percent, of the proceeds it receives in order to fund maintenance of the cemetery grounds. As payments are received, the Company generally funds the perpetual care trust in the same proportion as the payment bears to the contract amount. The Company recognizes the earnings on its perpetual care trust funds as they are realized in the trust and withdraws the earnings on these funds to use towards the maintenance of its cemeteries, but principal must generally be held in the trust in perpetuity. Principal in these funds is not reflected on the balance sheet because the principal must remain in the trust in perpetuity.

The Company does not require collateral or other security on trade receivables. The credit risk on trade receivables is controlled by requiring significant deposits. The Company continuously monitors outstanding trade receivables.

N. *Prearranged Receivables*

Prearranged receivables are comprised of funds owed to the Company for the pre-need sale of funeral and cemetery merchandise and services. These funds are due from trust funds, which represent amounts already paid by customers and realized earnings on those amounts and due from customers.

O. *Common Stock*

The Company has two classes of common stock outstanding, Class A and Class B. The shares of Class A common stock and Class B common stock differ with respect to voting rights and certain conversion rights, as described below:

Voting Rights – Each share of Class A common stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders and each share of Class B common stock entitles the holder to ten votes on each such matter, in each case including the election of directors. Neither the Class A common stock nor the Class B common stock has cumulative voting rights.

Conversion – Class A common stock has no conversion rights. Class B common stock is convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of the holder on the basis of one share of Class A common stock for each share of Class B common stock converted. Each share of Class B common stock will also automatically convert into one share of Class A common stock upon transfer to any person or entity other than a Permitted Transferee, as defined in the Company's Amended and Restated Certificate of Incorporation.

P. *Net Income Per Share*

Net income per share, or basic earnings per share, is computed by dividing earnings available for common shares by the weighted average number of common shares outstanding during each year. Net income per share – diluted, or diluted earnings per share, is computed by dividing earnings available for common shares by the weighted average number of common shares outstanding during each year, adjusted to include the additional number of common shares that would have been outstanding if the dilutive potential common shares had been issued. Potential common shares are not included in the diluted earnings per share calculations where the effect of their inclusion would be antidilutive.

Q. *Comprehensive Income (Loss)*

Comprehensive income (loss) consists of net income, cumulative translation adjustment, and a pension minimum liability adjustment and is presented in the consolidated statements of stockholders' equity and comprehensive income (loss).

	Foreign Currency Items	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Income
Balance at December 31, 2000	$(392,322)	$ —	$ (392,322)
Changes in 2001	(396,382)	(158,997)	(555,379)
Balance at December 31, 2001	(788,704)	(158,997)	(947,701)
Changes in 2002	32,684	(1,648,199)	(1,615,515)
Balance at December 31, 2002	$(756,020)	$(1,807,196)	$(2,563,216)

R. *Investments*

Investment in the common stock of an affiliated company is accounted for by the equity method. The Company would recognize a loss when there is a loss in value in the investment, which is other than a temporary decline.

Investment in an affiliated company consists of a one-third equity interest in VIKA Ltd., a Ukrainian closed stock company that owns rights to a quarry stone known as "Galactic Blue" on certain property located in Zhytomir, Ukraine.

S. *Recent Accounting Pronouncements*

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 145, "Rescission of FASB Statements No.'s 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections", effective for fiscal years beginning May 15, 2002 or later. It rescinds SFAS No. 4, "Reporting Gains and Losses From Extinguishments of Debt," SFAS No. 64, "Extinguishments of Debt to Satisfy Sinking-Fund Requirements," and SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement also amends SFAS No. 13, "Accounting for Leases" to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company does not believe the impact of adopting SFAS No. 145 will have a material impact on its financial statements.

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company is assessing the impact adoption of SFAS No. 146 will have on its financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of

Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The disclosure requirements will be effective for the Company's second quarter of fiscal 2003. Management does not expect the adoption of FIN 45 to have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of SFAS 123." SFAS No. 148 provides additional transition guidance for those entities that elect to voluntarily adopt the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Furthermore, SFAS No. 148 mandates new disclosures in both interim and year-end financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have a material impact on the Company's financial position or results of operation.

2. *Intangibles*

Intangibles consist of the following at December 31, 2002 and 2001:

	Estimated Useful Life	2002	2001
Names and reputations	40 Years	$ —	$38,077,388
Covenants not to compete	5-11 Years	1,057,223	955,100
Trademarks and other	5-40 Years	—	127,314
		—	39,159,802
Less accumulated amortization		482,873	4,667,568
Total		$ 574,350	$34,492,234

In July 2001, the FASB issued SFAS No. 142, Goodwill and other Intangible Assets. The Company has adopted SFAS 142 as of January 1, 2002. SFAS 142 requires goodwill and other intangible assets with indefinite lives to no longer be amortized, but instead be tested for impairment at least annually.

With the adoption of SFAS 142, the Company reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments. Based on that assessment, no adjustments were made to the amortization period or residual values of other intangible assets.

SFAS 142 provides a six-month transitional period from the effective date of adoption for the Company to perform an assessment of whether there is an indication that goodwill is impaired. To the extent that an indication of impairment exists, the Company must perform a second test to measure the amount of impairment. The Company has two reporting units with goodwill, Retail and Cemetery, which are also reportable segments. The Company determined the fair value of each of these reporting units using a discounted cash flow analysis and compared such values to the respective reporting units carrying amounts. This evaluation indicated that goodwill recorded in the Retail and Cemetery segments was impaired as of January 1, 2002. As a result, the Company completed the second step of the goodwill impairment test to measure the amount of the impairment loss. Accordingly, the Company recognized a $34 million non-cash charge, recorded as of January 1, 2002, as the cumulative effect of a change in accounting principle for the write-down of goodwill to its fair value. Approximately $19 million of the goodwill write-down is deductible for taxes, therefore a deferred tax asset of $5.3 million has been recorded.

Conditions that contributed to the goodwill impairment in Retail were an underestimation of the amount of time required to fully integrate the branding strategy through the retail network and the difficulty in increasing profitability to the extent anticipated prior to acquisition. Conditions that contributed to the goodwill impairment in Cemeteries were lower than expected revenues and greater selling and administrative costs, which the Company believes are, to some extent, temporary but are significant enough to affect the fair value determination.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

	($ in thousands)		
	Retail	Cemetery	Total
Balance as of December 31, 2001	$ 32,542	$ 1,239	$ 33,782
Impairment loss	(32,542)	(1,239)	(33,782)
Balance as of December 31, 2002	$ —	$ —	$ —

Amortization expense was $136,343 in 2002, $1,340,990 in 2001 and $1,412,235 in 2000.

Estimated fiscal year amortization expense is as follows:

Year	(in thousands)
2003	138
2004	29
2005	19
2006	16
2007	15

The following table reconciles the prior year's reported operating income, earnings before the cumulative effect of changes in accounting principles and net income to their respective pro forma balances adjusted to exclude amortization of goodwill which is no longer amortized and to adjust for the change in method of accounting for quarry inventory. Current period results, adjusted for the cumulative effect of changes in accounting principles, are presented for comparative purposes.

	Twelve Months Ended December 30,		
	2002	2001	2000
Operating Income			
Income from operations	$ 5,960	$3,807	$5,897
Add back: goodwill amortization	—	1,003	1,112
Adjusted operating income	$ 5,960	$4,810	7,009
Earnings Before Cumulative Effect of Change in Accounting Principle			
Net income (loss) before cumulative effect of change in accounting principle	$ 3,795	$ 433	2,463
Add back: goodwill amortization net of tax effect	—	839	883
Adjusted earnings before change in accounting principle	$ 3,795	$1,272	3,346
Net Income (Loss)			
Reported net income (Loss)	$(24,915)	$ 433	$2,463
Add back: goodwill amortization net of tax effect	—	839	883
Cumulative effect of change in accounting principle net of tax effect-SFAS 142	28,430	—	—
Adjusted net income	$ 3,515	$1,272	3,346
Basic Earnings Per Share			
Reported net income (Loss)	$ (3.17)	$ 0.06	0.33
Goodwill amortization net of tax effect	—	0.11	0.12
Cumulative effect of change in accounting principle net of tax effect	3.62	—	—
Adjusted net income	$ 0.45	$ 0.17	0.45
Diluted Earnings Per Share			
Reported net income (Loss)	$ (3.16)	$ 0.06	0.33
Goodwill amortization net of tax effect	—	0.11	0.12
Cumulative effect of change in accounting principle net of tax effect	3.61	—	—
Adjusted net income	$ 0.45	$ 0.17	0.45

3. *Inventories*

Inventories consist of the following at December 31, 2002 and 2001:

	2002	2001
Raw materials	$ 9,847,285	$ 9,949,781
Work-in-process	1,421,296	1,536,417
Finished goods and supplies	10,385,806	11,193,989
	$21,654,387	$22,680,187

In December 2002, the Company changed its method of accounting for its quarrying inventory from the first-in, first-out method to the specific annual average cost method. The Company believes this change is preferable because it more accurately measures the cost of the Company's quarry inventory and more accurately matches quarrying costs with revenues resulting in an enhanced measurement of operating results. In accordance with generally accepted accounting principles, the Company implemented this change retroactively to January 1, 2002. The cumulative effect of the accounting change decreased retained earnings at January 1, 2002 by $280,521 (after reduction for income taxes of $107,000) and is included in net income in 2002. The effect of the change in 2002 was to decrease income before cumulative change in accounting principle by approximately $573,928 or $0.07 per share (after reduction for income taxes of $215,519). Additional pro forma disclosures of the impact of the change in fiscal years 2001 and 2000 as required under Accounting Principles Board Opinion No. 20, "Accounting Changes" are shown on the consolidated statements of operations.

The effect of the change on the first, second and third quarters of 2002 is shown in note 12.

4. *Commitments and Contingencies*

Leases

The Company has several noncancellable operating leases for vehicles, equipment and office space that expire over the next five years. Rental expense for all operating leases was $1,149,537, $1,221,751 and $1,222,011 during 2002, 2001 and 2000, respectively. Rental expense includes amounts for related party operating leases of $516,491, $419,569 and $618,947 in 2002, 2001 and 2000, respectively.

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) are as follows:

Year Ended December 31:	Related Party	Other
2003	$337,641	$ 697,622
2004	175,551	482,888
2005	101,633	360,587
2006	24,833	311,962
2007	20,844	241,974
Thereafter	—	—
	$660,502	$2,095,033

The Company also is the lessor of various parcels of land. Rental income was $68,645, $33,341 and $45,771 in 2002, 2001 and 2000, respectively. Future minimum rentals to be received under noncancellable leases are as follows:

Year Ended December 31:	
2003	$ 41,680
2004	36,510
2005	24,036
2006	23,961
2007	5,991
	$132,178

Purchase Commitment

In connection with the Lawson sale (see note 17), the Company entered into a Supply Agreement with Adams Granite Co. The Company has agreed to purchase a minimum of $3,000,000 of monuments from Adams Granite each year for a term of seven years with various stipulations as to variations from the "minimum order" and pricing agreements. If orders over a two-year period are less than the "minimum order," then the Company shall, at its sole option either place orders for monuments in the amount of the deficiency; or pay to Adams the gross margin that Adams would have realized had such orders been placed and filled. The gross margin used in this calculation will be Adams' average gross margin on sales of monuments to the Company over the prior two-year period.

Litigation

The Company is party to legal proceedings that arise from time to time in the ordinary course of its business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company. One of the litigation items outstanding is a request for Arbitration ("Request") from its former distributor outside the United States, Eurimex, S. A. (now known as Granite Stone Business International) in connection with the termination by the Company of the distribution agreement for the Company's

Salisbury Pink granite. Eurimex has also claimed damages in connection with a distribution agreement for the Company's Bethel White granite, which agreement expired by its terms in 1998. Pursuant to those agreements, the arbitration will take place under the International Chamber of Commerce rules and will be held in Luxembourg.

The Request includes claims by Eurimex that the Company wrongfully terminated the Salisbury Pink and Bethel White agreements. The Request also alleges that the Company violated antitrust laws under the European Community Treaty and United States antitrust laws. Eurimex has alleged that it has suffered damages in excess of $30 million, and will seek to have such damages trebled under U.S. antitrust laws. (In subsequent pre-hearing submissions, however, Eurimex asserted damages of approximately $25.3 million, plus interest, "moral" damages, attorney's fees and costs.)

The Company denies all of Eurimex's allegations and further states that it believes that Eurimex has engaged in improper or unlawful practices in the sale of the Company's products. The Company has answered Eurimex's Request and has brought certain counterclaims against Eurimex, including a claim for frivolous action. A preliminary scheduling conference was held on October 2, 2001 and both arbitral and subject matter jurisdictional issues were briefed. A second hearing on further procedural issues and jurisdiction was held on March 13, 2002. On July 1, 2002, the arbitral tribunal rendered a decision on the arbitral jurisdictional issues and found that it has arbitral jurisdiction over all of the claims brought by Eurimex. The tribunal deferred ruling on whether it has subject matter jurisdiction over the claimant's U.S. antitrust law claims. Having completed the process, the parties are now in the process of briefing their respective positions. On March 11, 2003, after the Company filed its First Pre-Hearing Submission, Eurimex withdrew all of its U.S. antitrust law claims. A hearing on the merits of the dispute is scheduled to be held in May 2003. The Company denies liability and will continue to vigorously defend the claims made by Eurimex. However, if the arbitral tribunal were to decide in favor of Eurimex, and award substantial damages, the Company's business and financial condition would likely be adversely affected.

5. *Lines of Credit*

In 2002 the Company renegotiated its financing agreement with the CIT Group/Business Credit, Inc., which provides for an acquisition term loan line of credit of $30 million and a revolving credit facility of an additional $20 million. Fifty percent of each facility has been assigned to Fleet Boston. The Company currently has one term loan outstanding (term loan A) in the amount of $12.5 million, however, the agreement allows for additional term loans limited to two per calendar quarter of at least $500,000 each up to a maximum term loan line of credit of $30 million. Such loans and advances under the revolving credit facility are limited to $20 million based on outstanding eligible accounts receivable, eligible inventory, and a certain amount of eligible fixed assets. The interest rates on the term loan and revolving loan are affected by the Company's Funded Debt to Net Worth ratio. The Company is currently at the lowest rates possible under the facility.

The interest rate on the term loans is based on a formula of prime less 0.25% or, at the Company's election, the sum of 1.75% plus LIBOR. For the revolving credit facility the interest rate is based on the formula of prime less 0.50%, or at the Company's election, the sum of 1.50% plus LIBOR. For both the term and revolving facilities, if the LIBOR option is chosen, the Company must specify the amount and duration (30, 60 or 90 days) that the debt will be subject to the LIBOR based rate and is obligated to pay the interest on the specified amount, even if the actual debt outstanding subsequently decreases below that specified amount. No more than four LIBOR elections may be in effect at any one time.

Fees include a one-time fee of $135,000 (which was paid in full in 2002), an unused line fee whose rate is determined by the Company's Funded Debt to Net Worth and calculated on the unused portion of the revolving credit facility only and a collateral management fee of $1,000 per month. Amounts outstanding were $4,385,486 and $12,500,000 and $0 as of December 31, 2002 and $3,970,402 and $12,500,000 and $1,942,351 as of December 31, 2001 on the revolving credit facility, term loan A and term loan B, respectively. The weighted interest rated was 4.13% and 7.25% on the revolving credit facility in 2002 and 2001, respectively.

The Company's Canadian subsidiary also has a line of credit agreement with a lending institution. Under the terms of this agreement, a maximum of approximately $4,000,000 CDN may be advanced based on percentages of eligible accounts receivable, eligible inventory, and tangible fixed assets. The line of credit agreement will be reviewed at least annually for any revisions to the agreement, bears interest at the U.S. prime rate plus .25%, and is secured by substantially all assets of the subsidiary. There were no amounts outstanding as of December 31, 2002 and 2001.

6. *Long-Term Debt*

Long-term debt at December 31, 2002 and 2001 consists of the following:

	2002	2001
Term loan, interest at 3.17% and 3.61% in 2002 and 2001, respectively (see note 5), due December 2007, secured by substantially all assets of the Company	$12,500,000	$12,500,000
Term loan, interest at 3.86% in 2001 (see note 5) payable in quarterly installments of $212,000 with a final balloon payment due December 2002, secured by substantially all assets of the Company	—	1,942,351
Note payable – Dutton, interest at 6%, payable in monthly principal and interest payments of $674, unsecured, due December 2003	7,868	15,243
Note payable – Plante, interest at 8%, payable in monthly payments of $2,593 beginning February 2001, unsecured, due January 2021	296,352	303,448
Note payable – Anderson, payable with granite inventory at a set sales price of $14.50 per cubic foot at maximum sales of 1,500 cubic foot per month	143,106	193,490
Note payable – GMAC, interest at 0%, payable in monthly installments of $994, due November 2005, secured by equipment	34,795	—
Note payable – GMAC, interest at 4.9%, payable in monthly installments of $439, due February 2002, secured by equipment	—	874
Note payable – GMAC, interest at 2.9%, payable in monthly installments of $716, due October 2002, secured by equipment	—	7,070
Note payable – Audi Financial Services, interest at 2%, payable in monthly installments of $1,679, due February 2004, secured by equipment	23,256	—
Note payable – Toyota Financial Services, interest at 2.65%, payable in monthly installments of $467, due July 2005, secured by equipment	13,974	—
Note payable – Ford Motor Credit Corp., interest at 2.9%, payable in monthly installments of $392, due September 2002, secured by equipment	—	3,462
Note payable – GMAC, interest at 0%, payable in monthly installments of $797, due October 2004, secured by equipment	18,315	27,877
	13,037,666	14,993,815
Less current installments	205,312	14,671,315
Long-term debt, excluding current installments	$12,832,354	$ 322,500

Future maturities of the December 31, 2002 long-term debt are as follows:

Year Ended December 31:	
2003	$ 205,311
2004	37,835
2005	23,189
2006	9,762
2007	12,510,572
Thereafter	250,997
	$13,037,666

The financing agreements with banks contain various restrictive covenants with respect to the maintenance of financial ratios, capital additions, and other items. As of December 31, 2002 the Company was in compliance with all such covenants.

7. *Fair Value of Financial Instruments*

SFAS No. 107, "Disclosures About the Fair Value of Financial Instruments," requires disclosure of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of the following disclosure the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. Management has determined that the carrying values of its financial assets and liabilities approximate fair value at December 31, 2002.

8. *Income Taxes*

Income before provision for income taxes, classified by source of income for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
U.S.	$(30,038,239)	$ 830,666	$2,555,670
Foreign	1,090,791	1,218,512	1,198,590
Income before provision for income taxes	$(28,947,448)	$2,049,178	$3,754,260

A summary of the significant components of the provision for income taxes for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Current			
Federal	$381,059	$1,094,764	$233,446
State	183,123	191,057	197,003
Foreign	373,950	402,276	407,938
	938,132	1,688,097	838,387
Deferred:			
Federal	320,172	(23,072)	295,969
State	172,400	(12,462)	159,873
Foreign	(3,790)	(36,163)	(3,465)
	488,782	(71,697)	452,377
Total provision for income taxes	1,426,914	1,616,400	1,290,764
Cumulative effect of change in accounting principle	(5,459,151)	—	—
Total provision for income taxes	$ (4,032,237)	$1,616,400	$1,290,764

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are presented below:

	2002	2001
Deferred tax assets:		
Accrued pension, accrued post-retirement benefit cost and deferred compensation	$2,046,000	$1,416,000
Allowance for doubtful accounts	237,000	280,000
Accrued expenses	472,000	428,000
Inventories, principally due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	381,000	434,000
Prearranged deferred revenue	3,024,000	3,654,000
Names and reputations	4,027,000	—
Alternative minimum tax credits	3,878,000	3,898,000
State net operating loss carryovers	467,000	481,000
Total gross deferred tax assets	14,532,000	10,591,000
Less valuation allowance	(4,638,000)	(4,904,000)
Total net deferred tax assets	9,894,000	5,687,000
Deferred tax liabilities:		
Cemetery property	(1,617,000)	(2,134,000)
Quarry development	(360,000)	(376,000)
Names and reputations	—	(789,000)
Other liabilities	(55,000)	(195,000)
Property and equipment	(753,000)	(626,000)
Total gross deferred tax liabilities	(2,785,000)	(4,120,000)
Net deferred tax assets	$7,109,000	$1,567,000

SFAS No. 109, "Accounting for Income Taxes," requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets include significant alternative minimum tax credit carry forwards that have been fully reserved and may be carried forward indefinitely. Utilization of these alternative minimum tax credits is limited to future federal income tax in excess of the alternative minimum tax. Deferred tax assets also include state net operating loss carryovers, which have been fully reserved due to uncertainties regarding sufficient future state taxable income to utilize the carryovers. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

The net deferred tax expense differs from the change in the net deferred tax assets as a result $5,352,151 reflected as a change in accounting principle for goodwill and $678,631 reflected in other comprehensive income (loss).

A reconciliation of differences between the statutory U.S. federal income tax rate, on income before provision for income taxes and cumulative effect of a change in accounting principle, and the Company's effective tax rate follows:

	2002	2001	2000
U.S. statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	4.5%	5.8%	6.3%
Names and reputations	—	7.7%	10.7%
Divestitures	—	62.0%	—
Change in valuation allowance	(5.1%)	35.7%	22.0%
Other, primarily tax depletion	(6.1%)	(66.3%)	(38.6%)
Effective tax rate	27.3%	78.9%	34.4%

Deferred taxes have not been provided on the undistributed earnings of the Company's wholly-owned Canadian subsidiary since the Company can control the distribution of such earnings and has determined that such earnings will be reinvested indefinitely. Additional taxes could be due if these earnings were distributed. During 2002, the Company received a $1,525,188 cash distribution from the Canadian subsidiary. No incremental U.S. taxes were due on this distribution as a result of available foreign tax credits and state tax losses.

9. *Pension and other benefits*

The Company has a defined benefit pension plan covering substantially all of its Vermont-based non-union employees. The benefits are based on years of service and the employee's compensation. The cost of this program is being funded currently.

The Company has a salary continuation plan that covers certain employees who have deferred compensation agreements with the Company. The Company measures the costs of its obligations based on actuarial estimates. The net periodic costs are recognized as employees render the necessary services to earn the deferred compensation benefits.

The Company also sponsors a defined benefit post-retirement health care plan for certain early retirees and defined benefit post-retirement group life insurance plans for all Vermont-based union and non-union employees. The Company measures the costs of its obligation based on actuarial estimates. The net periodic costs are recognized as retirees and employees render the services necessary to earn the post-retirement benefits.

	Non-Union Pension Benefits 2002	2001	Deferred Compensation Benefits 2002	2001	Other Benefits 2002	2001
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation at beginning of year	$17,891,727	$17,186,365	$ 2,354,092	$ 1,833,950	$ 1,716,638	$ 1,720,110
Transfer of obligation	—	—	1,579,778	—	—	—
Service cost	474,830	434,532	34,528	30,374	15,916	21,488
Interest cost	1,246,009	1,229,210	278,454	162,798	106,745	116,099
Actuarial (gain)/loss	991,425	(1,262)	182,417	433,218	(44,396)	(13,892)
Benefits paid	(1,111,583)	(957,118)	(282,552)	(106,248)	(115,388)	(127,167)
Benefit obligation at end of year	$19,492,408	$17,891,727	$ 4,146,717	$ 2,354,092	$ 1,679,515	$ 1,716,638
CHANGE IN PLAN ASSETS:						
Fair value of plan assets at beginning of year	$15,237,895	$16,329,219	$ —	$ —	$ —	$ —
Actual return on plan assets	(1,380,533)	(634,206)	—	—	(15,020)	—
Employer contribution	1,415,803	500,000	282,552	106,248	130,408	127,167
Benefits paid	(1,111,583)	(957,118)	(282,552)	(106,248)	(115,388)	(127,167)
Fair value of plan assets at end of year	$14,161,582	$15,237,895	$ —	$ —	$ —	$ —
Funded status	$ (5,330,826)	$ (2,653,832)	$(4,146,717)	$(2,354,092)	$(1,679,515)	$(1,716,638)
Unrecognized net actuarial (gain)/loss	4,720,331	986,922	470,398	287,981	150,539	179,915
Unrecognized prior service cost	969,986	1,110,509	104,642	217,086	—	—
Unrecognized transition obligation	61,170	165,414	—	4,783	694,494	757,630
Net amount recognized	$420,661	$ (390,987)	$(3,571,677)	$(1,844,242)	$ (834,482)	$ (779,093)
Amounts recognized in the consolidated balance sheet consists of:						
Accrued benefit liability	$ (2,690,765)	$ (390,987)	$(4,081,876)	$(2,225,108)	$ (834,482)	$ (779,093)
Intangible asset	1,031,156	—	104,642	221,869	—	—
Minimum liability adjustment	1,512,356	—	294,840	158,997	—	—
Net amount recognized	$ (147,253)	$ (390,987)	$(3,682,394)	$(1,844,242)	$ (834,482)	$ (779,093)
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:						
Discount rate	6.75%	7.25%	6.75%	7.25%	6.75%	7.00%
Expected return on plan assets	9.00%	9.00%	N/A	N/A	N/A	N/A
Rate of compensation increase	4.00%	5.50%	4.50%	4.50%	4.00%	4.50%

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002, 9% for 2003, 8% for 2004, 7% for 2005, 6% for 2006 and 5% thereafter.

	Non-Union Pension Benefits 2002	2001	2000	Deferred Compensation Benefits 2002	2001	2000	Other Benefits 2002	2001	2000
COMPONENTS OF NET PERIODIC BENEFIT COST									
Service cost	$ 474,830	$ 434,532	$ 442,750	$ 34,528	$ 30,374	$ 62,488	$ 15,916	$ 21,488	$ 24,962
Interest cost	1,246,009	1,229,210	1,200,929	278,454	162,798	115,417	106,745	116,099	105,484
Expected return on plan assets	(1,361,451)	(1,446,000)	(1,458,621)	—	—	—	—	—	—
Amortization of prior service cost	140,523	130,404	130,404	112,444	112,444	24,263	—	—	—
Amortization of transition obligation	104,244	104,244	104,244	4,783	6,165	6,165	63,136	63,136	63,136
Recognized net actuarial (gain)/loss	—	—	(37,644)	—	20,766	—	—	—	—
Net periodic benefit cost	$ 604,155	$ 452,390	$ 382,062	$430,209	$332,547	$208,333	$185,797	$200,723	$193,582

The Company has multiple post-retirement benefit plans. The health care plan covers a closed group of retirees selected by the Company and benefits for all but two of the participants cease at age 65. The life insurance plan covers all Vermont-based employees; non-union employee coverage is 50% of the group insurance coverage that the employee had prior to retirement (but not more than $60,000) and union employee coverage is $6,000. The life insurance plan assumes a 4.50% rate of compensation increase for all years.

Assumed health care trends do not have a significant effect on the amounts reported for the health care plan.

Union Pension Benefits

In July 1999, Vermont-based union employees became participants in Steelworkers Pension Trust. The Company contributes amounts as required by the union contract.

In 1998, Vermont-based union employees participated in a multi-employer defined benefit pension plan. The Company contributed amounts as required by the union contract. The amount charged to operations in the accompanying consolidated statements of operations was $469,499, $620,066 and $641,358 in 2002, 2001 and 2000, respectively.

Deferred Compensation Benefits

In addition to the deferred compensation benefits under its salary continuation plan, the Company has deferred compensation agreements with certain employees including former stockholders of acquired companies. The present value of the future payments under these agreements was $709,450, $714,871 and $725,110 as of December 31, 2002, 2001 and 2000, respectively. Total annual payments of $222,748 begin and end at various dates from 1997 to 2016. One of these agreements is partially paid through benefits paid by the Company into the defined pension plan, therefore the payment amount changes annually based on actuarial estimates.

The Company also offers a deferred salary plan to key employees, which currently has two participants. The present value of future payments under these agreements was $179,637 at December 31, 2002.

The Rock of Ages Canadian subsidiary has deferred compensation agreements with three former employees. The present value of the future payments under these agreements is $181,382 as of December 31, 2002. Total annual payments of $36,324 begin and end at various dates through 2023.

401K Benefits

The Company's contributions were $200,119, $311,582 and $104,032 in 2002, 2001 and 2000, respectively. Acquisitions during 2001 and 2000 have significantly increased the number of participants in the plans.

10. *Stock-Based Employee Compensation*

Under the terms of the Amended and Restated 1994 Stock Plan, 1,500,000 options were reserved for issuance to key employees and directors to purchase equivalent shares of common stock. The options granted prior to 1999 have a five-year term and vest at 20% per year and options granted in 1999 and 2000 have a four-year term and vest at 25% per year and options granted in 2002 have a 10-year term and vest at 20% per year after the first year.

The following table sets forth the stock option transactions for the years ended December 31, 2002, 2001 and 2000:

	Number of Options	Weighted-Average Exercise Price
Outstanding, December 31, 1999	530,400	$ 4.04
Granted during 2000	392,500	4.94
Exercised during 2000	(5,500)	(3.74)
Surrendered during 2000	(84,318)	(3.61)
Outstanding, December 31, 2000	833,082	$4.45
Granted during 2001	—	—
Exercised during 2001	(320,582)	(3.70)
Surrendered during 2001	(95,000)	(3.81)
Outstanding, December 31, 2001	417,500	$ 5.16
Granted during 2002	355,000	5.98
Exercised during 2002	(50,002)	(4.58)
Surrendered during 2002	(188,333)	(5.27)
Outstanding, December 31, 2002	534,165	$ 5.86
Exercisable, December 31, 2002	161,349	$ 5.86
Weighted average remaining contractual life	5.7 years	

		Weighted Average		Options Exercisable	
Exercise Price	Number of Options Outstanding	Exercise Price	Remaining Contractual Life	Number	Weighted Average Exercise Price
$4.94	214,165	$4.94	1.5 Years	141,349	$4.94
$5.98	295,000	$5.98	10 Years	—	$5.98
$12.38	25,000	$12.38	1 Year	20,000	$12.38

11. *Related Party Transactions*

The Company is related through common ownership with several companies. The transactions with related parties, included in the consolidated statements of operations, are as follows for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Net revenues	$12,284	$25,223	$14,934
Cost of revenues	32,092	12,842	54,379

Amounts due from/(to) related parties as of December 31, 2002 and 2001 are as follows:

	2002	2001
Due from/(to) Swenson Granite Company, LLC	$ (9,027)	$ 16,263
Due from Granite Accents, Inc.	—	37,242
Due from Kotecki Family Enterprises	—	3,233
Due from Rock of Ages Asia	80,883	128,928
Due from Maple Farms Japan	—	45,816
	$71,856	$231,482

See note 4 for operating lease obligations with related parties.

12. *Unaudited Quarterly Summary Information*

The following is a summary of unaudited quarterly summary information for the years ended December 31, 2002, 2001 and 2000 (in thousands, except per share data):

	Net Revenues	Net Income (Loss)	Net Income (Loss) Per Share	Net Income (Loss) Per Share Assuming Dilution
2002 Quarters: (1)				
First (2)	$12,188	(32,435)	(4.13)	(4.12)
Second	29,134	3,848	0.49	0.49
Third	24,277	1,674	0.21	0.21
Fourth	26,915	1,998	0.26	0.26
Total	$92,514	(24,915)	(3.17)	(3.16)
2001 Quarters:				
First	$13,319	(3,682)	(0.49)	(0.49)
Second	31,297	4,089	0.54	0.54
Third	24,722	(1,033)	(0.14)	(0.14)
Fourth	24,967	1,059	0.14	0.14
Total	$94,305	433	0.06	0.06
2000 Quarters:				
First	$14,233	(2,693)	(0.36)	(0.36)
Second	28,813	3,211	0.43	0.42
Third	23,528	1,355	0.18	0.18
Fourth (3)	24,119	590	0.08	0.09
Total	$90,693	2,463	0.33	0.33

NOTE

The Company has historically experienced certain seasonal patterns, primarily due to weather conditions affecting operations in Vermont and Canada and the setting of memorials in cemeteries located in northern regions.

(1) *The 2002 quarterly results have been restated to reflect the specific annual average cost method of valuing quarry inventory.*

(2) *The 2002 first quarter results reflect a $34 million non-cash charge recorded as of January 1, 2002, which is the cumulative effect of the write-down of goodwill to its fair value, less a deferred tax asset related thereto of $5.3 million, plus the cumulative effect of change in valuing quarry inventory of $280,000, net of tax effect of $107,000 (see notes 2 and 3).*

(3) *The 2000 fourth quarter results have been affected by certain significant nonrecurring items. The Company evaluated certain assets for impairment and subsequently recorded a reduction in the value of these assets, amounting to approximately $843,000. Also, as the Company refined its standard costing system, and old inventory was replaced by new inventory, the net effect on cost of sales in the fourth quarter was approximately a $600,000 increase to cost of sales.*

The following is a summary of unaudited quarterly information showing the effect of the change in valuing quarry inventory on the first, second and third quarters of 2002 as discussed in note 3.

	Three Months Ended		
	March 31, 2002	June 30, 2002	September 30, 2002
Net income (loss) as originally reported before cumulative effect of changes in accounting principles	$ (3,751)	$3,699	$1,604
Effect of a change to specific average annual cost method of costing quarry inventory	26	149	70
Cumulative effect on prior years of change in accounting principles (net of tax benefit of $5,459)	(28,710)	—	—
Net income (loss) as restated	$(32,435)	$3,848	$1,674
Per Share Amounts – Basic:			
Net income (loss) as originally reported before cumulative effect of changes in accounting principles	$ (0.48)	$ 0.47	$ 0.20
Effect of change to specific annual average cost method of costing quarry inventory	0.01	0.02	0.01
Cumulative effect on prior years of changes in accounting principles (net of tax benefit of $5,459)	(3.66)	—	—
Net income (loss) as restated	$ (4.13)	$ 0.49	$ 0.21
Per Share Amounts – Diluted:			
Net income (loss) as originally reported before cumulative effect of changes in accounting principles	$ (0.48)	$ 0.47	$ 0.20
Effect of change to specific annual average cost method of costing quarry inventory	0.01	0.02	0.01
Cumulative effect on prior years of changes in accounting principles (net of tax benefit of $5,459)	(3.65)	—	—
Net income (loss) as restated	$ (4.12)	$ 0.49	$ 0.21

The impact of the change in accounting for quarry inventory on previously reported net income for the for the first, second and third quarters of 2002 is the result of older blocks sold during those periods with a historical lower annual average cost. The impact on the fiscal year 2002 is the result of valuing the inventory quarried in previous years at the specific annual average cost for those respective years as opposed to the current year higher specific annual average cost.

Cumulative effect on prior years of changes in accounting principles also includes the cumulative effect adjustment of $28,430 for adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," as originally reported in the March 31, 2002 Form 10-Q.

13. *Earnings per share*

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (EPS) computations for net income for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Numerator:			
Income available to common shareholders used in basic and diluted earnings per share	$(24,915,211)	$ 432,778	$2,463,496
Denominator:			
Denominator for basic earnings per share:			
Weighted average shares	7,847,821	7,605,785	7,447,460
Effect of dilutive securities:			
Stock options	32,340	70,205	128,379
Denominator for diluted earnings per share:			
Adjusted weighted average shares	7,880,161	7,675,990	7,575,839
Basic earnings per share	$ (3.17)	$ 0.06	$ 0.33
Diluted earnings per share	$ (3.16)	$ 0.06	$ 0.33

Options to purchase 320,000 shares of Class A common stock at exercises prices ranging from $5.98 to $12.38 per share were outstanding in 2001, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares during those years.

14. *Segment Information*

The Company is organized based on the products and services that it offers. Under this organizational structure, the Company operates in four segments: quarrying, manufacturing, retailing and cemeteries.

The quarrying segment extracts granite from the ground and sells it to both the manufacturing segment and to outside manufacturers, as well as to distributors in Europe and Japan.

The manufacturing segment's principal product is granite memorials used primarily in cemeteries, although it also manufactures some specialized granite products for industrial applications.

The retailing segment engraves and sells memorials and other granite products at various locations throughout the United States.

The cemetery segment sells funeral services such as grave openings and closings and cemetery merchandise such as vaults, markers and mausoleums.

Inter-segment revenues are accounted for as if the sales were to third parties.

2002	Quarrying	Manufacturing	Retailing	Cemeteries	Corporate Overhead	Total
Total net revenues	$31,425	$28,052	$38,449	$4,604	$ —	$102,530
Inter-segment net revenues	1,690	8,326	—	—	—	10,016
Net revenues	29,735	19,726	38,449	4,604	—	92,514
Total gross profit	13,569	5,496	21,314	2,009	—	42,388
Inter-segment gross profit	585	(25)	—	—	—	560
Gross profit	12,984	5,521	21,314	2,009	—	41,828
Selling, general and administrative expenses	4,992	3,376	20,896	1,330	5,274	35,868
Income (loss) from operations	$7,992	$2,145	$418	$679	$(5,274)	$5,960

2001	Quarrying	Manufacturing	Retailing	Cemeteries	Corporate Overhead	Total
Total net revenues	$28,648	$31,446	$43,159	$3,143	$ —	$106,396
Inter-segment net revenues	2,873	9,218	—	—	—	12,091
Net revenues	25,775	22,228	43,159	3,143	—	94,305
Total gross profit	12,450	5,249	24,531	818	—	43,048
Inter-segment gross profit	1,103	(173)	(930)	—	—	—
Gross profit	11,347	5,422	25,461	818	—	43,048
Selling, general and administrative expenses	4,388	4,833	22,555	1,203	3,728	36,707
Loss on disposal of assets	197	2,337	—	—	—	2,534
Income (loss) from operations	$ 6,762	$ (1,748)	$ 2,906	$ (385)	$(3,728)	$ 3,807

2000	Quarrying	Manufacturing	Retailing	Corporate Overhead	Total
Total net revenues	$26,588	$35,763	$40,622	$ —	$102,973
Inter-segment net revenues	3,701	8,579	—	—	12,280
Net revenues	22,887	27,184	40,622	—	90,693
Total gross profit	11,249	6,254	21,558	—	39,061
Inter-segment gross profit	1,378	(547)	(831)	—	—
Gross profit	9,871	6,801	22,389	—	39,061
Selling, general and administrative expenses	3,011	5,721	21,476	2,956	33,164
Income (loss) from operations	$ 6,860	$ 1,080	$ 913	$(2,956)	$ 5,897

Net revenues by geographic area are as follows for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Net revenues (1):			
United States	$84,494	$86,316	$82,886
Canada	8,020	7,989	7,807
Total net revenues	$92,514	$94,305	$90,693

(1) Net revenues are attributed to countries based on where product is produced.

Long-lived assets by geographic area are as follows as of December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Long-lived assets:			
United States	$41,686	$41,203	$42,543
Canada	2,235	1,940	1,904
	$43,921	$43,143	$44,447

15. *Acquisitions*

On January 3, 2001 the Company acquired 16 cemeteries and one granite retailer in Kentucky. The aggregate purchase price was approximately $7.5 million consisting of $7 million in cash and an additional consideration amount of $558,000 that has been classified as other liabilities and will be paid in four annual installments commencing December 2001. The acquisition was accounted for by the purchase method of accounting, and accordingly the consolidated statement of operations includes the results of operations of the acquired cemeteries and granite retailer beginning January 3, 2001. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations which has resulted in $1,271,150 of cost in excess of net assets acquired.

For the period January through December 2000, the Company, through its subsidiary Rock of Ages Memorials, Inc. acquired American Monument Company and Union County Memorials, Inc.

The aggregate consideration for the 2000 acquisitions was $655,081. The aggregate purchase price has been allocated to the assets acquired and liabilities assumed based upon their respective fair market values resulting in $209,055 of costs in excess of net assets acquired.

The following unaudited pro forma information has been prepared assuming that the acquisitions occurred at the beginning of the current and immediately preceding periods, if presented. The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisitions had been made as of those dates.

(Unaudited) Years Ended December 31,	2001	2000
Net revenues	$94,304,657	$95,422,318
Net income	432,778	2,672,086
Net income per share	.06	.36
Net income per share – assuming dilution	.06	.35

16. *Assets Held for Sale and Assets Sold*

In October 2001, the Company entered into an agreement to sell the Lawson manufacturing plant in Barre, Vermont. This sale is consistent with the Company's desire to dispose of certain unprofitable operations and to reallocate resources from the manufacture of commodity memorials and focus on its retail strategy.

In connection with this sale, the Company determined that the values of certain assets had been impaired. At December 31, 2001, in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121), the Company recorded a non-cash charge related to the impairment of assets of $800,003.

These assets held for sale have been grouped together and classified as "assets held for sale" in the current assets section of the balance sheet. Assets held for sale have been written down to their realizable values based upon expected sale proceeds. The Lawson sale was completed in January 2002.

During the second quarter of 2001 the Company sold an idled Saw Plant in Barre, Vermont in which cash of $300,505 was received in exchange for $515,433 of assets.

During the third quarter of 2001, the Company completed the sale of the SMI and Childs & Childs manufacturing plants and the Royalty and Millstone quarries in Elberton Georgia in which cash of $3,250,000 net of closing costs of $287,467 was received and a note receivable was recorded for $1,640,000 in exchange for $6,121,693 of assets. The loss on sale of assets reported for the year ending December 31, 2001, includes a non-tax deductible disposal of intangible assets of approximately $3.7 million. Taxable income resulted from the sale of inventory and property and equipment, the impact of which was recorded in the three months ended September 30,2001. The sale of these assets is not expected to have any material effect on income taxes in future periods.

Independent Auditors' Report on Supplementary Information

The Board of Directors Rock of Ages Corporation and Subsidiaries:

The Board of Directors Rock of Ages Corporation and Subsidiaries:

Under date of February 21, 2003, we reported on the consolidated balance sheets of Rock of Ages Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule referred to as "Schedule II - Valuation and Qualifying Accounts and Reserves." This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for its quarry inventory from the first-in, first-out method to the specific annual average cost method.

KPMG LLP

KPMG LLP
/s/ KPMG LLP

February 21, 2003
Boston, Massachusetts

Rock of Ages Corporation and Subsidiaries

Schedule II—Valuation and Qualifying Accounts and Reserves

Years ended December 31, 2002, 2001 and 2000

	Column A	Column B	Column C	Column D	Column E
		Additions			
Descriptions	Balance at Beginning of Period	Increase due to Acquisitions	Charged to Costs and Expenses	Deductions	Balance at End of Period
2002					
Allowances for doubtful accounts	$1,548	—	675	1,177	1,046
2001					
Allowances for doubtful accounts	$1,303	534	743	1,032	1,548
2000					
Allowances for doubtful accounts	$1,826	—	362	885	1,303

See accompanying independent auditors' report on supplementary information.

Rock of Ages Corporation

Directors

George R. Anderson
Retired Officer of Rock of Ages Corporation

James L. Fox
President/Chief Executive Officer
gov ONE solutions, L.P.

Jon M. Gregory

Richard C. Kimball

Douglas M. Schair
Principal, Insurance Investment Associates

Kurt M. Swenson

Charles M. Waite
Managing Partner, Chowning Partners (Financial Consulting)

Frederick E. Webster, Jr.
Professor Emeritus, Amos Tuck School of Business Administration, Dartmouth College

Executive Officers

Robert Campo, Vice President/Quarry Sales

Peter A. Friberg, Senior Vice President/Corporate Development

Douglas S. Goldsmith, Vice President/Chief Financial Officer, Treasurer

Jon M. Gregory, President and Chief Operating Officer/Quarries Division

Richard C. Kimball, Chief Strategic and Marketing Officer

Donald Labonte, President and Chief Operating Officer/Manufacturing Division

Dennis I. Merchant/Vice President, Retail Operations

Terry Shipp, President and Chief Operating Officer/Retail Division

Kurt M. Swenson, Chief Executive Officer and Chairman of the Board of Directors

Michael B. Tule, Vice President/General Counsel, Secretary

Common Stock

The Company's Class A Common Stock (symbol ROAC) is traded on The NASDAQ Stock Market[SM]

Auditors

KPMG LLP
Burlington, Vermont

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Counsel

Michael B. Tule, Esq.
Vice President/General Counsel
Rock of Ages Corporation

Skadden, Arps, Slate, Meagher & Flom LLP
Boston, Massachusetts

Form 10-K

Copies of the Company's Annual Report on Form 10-K can be obtained from the SEC web site (www.sec.gov), from the Rock of Ages web site (www.rockofages.com) or from Rock of Ages Corporation, without charge, upon written request to:

Rock of Ages Corporation
369 North State Street
Concord, New Hampshire 03301
Attention: Investor Relations


ROCK
OF
AGES

ROCK OF AGES CORPORATION
772 Graniteville Road • Graniteville, Vermont 05654
(800) 875-7353 • FAX (802) 476-3110 • www.rockofages.com






ROCK
OF
AGES

ROCK OF AGES CORPORATION
772 Graniteville Road • Graniteville, Vermont 05654
(800) 875-7353 • FAX (802) 476-3110 • www.rockofages.com

4/03-2.5M-037